UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica

QUARTERLY INFORMATION

As of March 31, 2026

(A free translation of the original in Portuguese)

Telefônica Brasil S.A.

Parent company and consolidated
interim financial statements at

March 31, 2026
and report on review

Report on review of parent company and
consolidated interim financial statements

To the Board of Directors and Shareholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying interim balance sheet of Telefônica Brasil S.A. ("Company") as at March 31, 2026 and the related statements of income and comprehensive income for the three-month period then ended, and the statements of changes in equity and cash flows for the three-month period then ended, as well as the accompanying consolidated interim balance sheet of Telefônica Brasil S.A. and its subsidiaries ("Consolidated") as at March 31, 2026 and the related consolidated statements of income and comprehensive income for the three-month period then ended, and the consolidated statements of changes in equity and cash flows for the three-month period then ended, and Notes, comprising material accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21 - Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of the Company and of the Company and its subsidiaries as at March 31, 2026, and the parent company financial performance for the quarter and three-month period then ended and its cash flows for the three-month period then ended, as well as the consolidated financial performance for the three-month period then ended and the consolidated cash flows for the three-month period then ended, in accordance with CPC 21 and IAS 34.

Other matters - Statements of value added

The interim financial statements referred to above include the parent company and consolidated statements of value added for the three-month period ended March 31, 2026. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated interim financial statements taken as a whole.

São Paulo, May 8, 2026

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Vinícius Ferreira Britto Rego

Contador CRC 1BA024501/O-9

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
QUARTERLY INFORMATION

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On March 31, 2026 and December 31, 2025
(In thousands of Reais)

INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS

		Company		Consolidated
ASSETS	Note	03.31.2026	12.31.2025	03.31.2026	12.31.2025

Current assets		26,755,932	23,385,913	28,632,662	25,220,293
Cash and cash equivalents	3	8,595,713	6,538,941	9,063,090	7,032,339
Financial investments	4	—	—	88,748	99,102
Trade accounts receivable	5	9,755,215	10,082,818	10,302,438	10,619,617
Inventories	6	1,681,227	1,404,872	1,756,371	1,475,998
Prepaid expenses	7	3,097,025	1,891,448	3,636,621	2,414,780
Income and social contribution taxes recoverable	8.a	336,663	335,171	355,369	356,286
Taxes, charges and contributions recoverable	9	2,571,428	2,571,664	2,714,969	2,687,600
Judicial deposits and garnishments	10	117,347	106,279	120,097	107,565
Derivative financial instruments	31.a	92,848	7,605	93,137	7,706
Other assets	11	508,466	447,115	501,822	419,300

Non-current assets		100,513,633	101,470,083	101,852,290	102,851,415
Long-term assets		6,783,039	6,451,321	7,438,164	7,105,040
Financial investments	4	67,379	40,934	67,801	41,308
Trade accounts receivable	5	349,040	241,571	391,100	283,502
Prepaid expenses	7	2,562,506	2,414,356	2,642,765	2,495,725
Deferred taxes	8.c	—	—	310,017	314,284
Taxes, charges and contributions recoverable	9	632,405	614,267	635,622	618,918
Judicial deposits and garnishments	10	2,664,622	2,647,422	2,875,836	2,856,753
Derivative financial instruments	31.a	39,304	6,147	40,227	8,622
Other assets	11	467,783	486,624	474,796	485,928
Investments	12.b	2,644,196	2,631,934	413,299	420,877
Property, plant and equipment	13.a	44,629,499	45,591,777	46,380,348	47,357,040
Intangible assets	14.a	46,456,899	46,795,051	47,620,479	47,968,458

TOTAL ASSETS		127,269,565	124,855,996	130,484,952	128,071,708

Explanatory notes are an integral part of the quarterly information

1

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On March 31, 2026 and December 31, 2025
(In thousands of Reais)

		Company		Consolidated
LIABILITIES AND EQUITY	Note	03.31.2026	12.31.2025	03.31.2026	12.31.2025

Current liabilities		24,894,749	24,082,749	26,054,800	25,246,147
Personnel, social charges and benefits	15	945,338	1,171,475	1,103,539	1,346,202
Trade accounts payable	16	9,913,335	9,479,701	10,232,441	9,861,294
Income and social contribution taxes payable	8.b	214,331	94,989	227,904	130,866
Taxes, charges and contributions payable	17	1,535,160	1,467,678	1,591,560	1,516,170
Dividends and interest on equity	18.a	3,217,986	2,774,544	3,217,986	2,774,544
Provision and contingencies	19.a	1,631,812	1,582,565	1,656,926	1,607,456
Financing, debentures and leases	20.a	5,069,026	5,239,087	5,192,605	5,348,864
Deferred income	21	739,317	711,283	1,182,081	1,076,293
Derivative financial instruments	31.a	70,990	52,533	72,190	53,044
Other liabilities	22	1,557,454	1,508,894	1,577,568	1,531,414

Non-current liabilities		32,874,854	32,051,504	34,653,655	33,822,835
Personnel, social charges and benefits	15	45,555	79,953	78,629	113,173
Income and social contribution taxes payable	8.b	230,556	227,612	264,828	261,439
Taxes, charges and contributions payable	17	7,530,788	6,510,998	7,602,323	6,581,236
Deferred taxes	8.c	4,184,801	4,180,926	4,226,399	4,226,185
Provision and contingencies	19.a	5,519,837	5,445,770	5,699,091	5,623,903
Financing, debentures and leases	20.a	13,377,937	13,705,531	14,677,804	14,997,817
Deferred income	21	138,006	125,716	236,834	226,372
Derivative financial instruments	31.a	59,889	35,428	70,707	43,859
Other liabilities	22	1,787,485	1,739,570	1,797,040	1,748,851

TOTAL LIABILITIES		57,769,603	56,134,253	60,708,455	59,068,982

Equity		69,499,962	68,721,743	69,499,962	68,721,743
Capital	23.a	60,071,416	60,071,416	60,071,416	60,071,416
Capital reserves	23.c	(110,078)	(110,078)	(110,078)	(110,078)
Income reserves	23.d	8,742,734	8,735,352	8,742,734	8,735,352
Retained earnings		728,701	—	728,701	—
Equity valuation adjustment	23.f	67,189	25,053	67,189	25,053

Non-controlling shareholders	23.g	—	—	276,535	280,983

TOTAL EQUITY		69,499,962	68,721,743	69,776,497	69,002,726

TOTAL LIABILITIES AND EQUITY		127,269,565	124,855,996	130,484,952	128,071,708

The explanatory notes are an integral part of the quarterly information

2

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF INCOME
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF INCOME

		Company		Consolidated
	Note	03.31.2026	03.31.2025	03.31.2026	03.31.2025

Net operating revenue	24	14,701,939	13,759,926	15,457,015	14,390,273

Cost of sales and services	25	(7,952,444)	(7,569,186)	(8,514,512)	(8,035,882)

Gross profit		6,749,495	6,190,740	6,942,503	6,354,391

Operating income (expenses)		(4,475,211)	(4,221,811)	(4,618,938)	(4,369,423)
Selling expenses	25	(3,545,473)	(3,313,875)	(3,591,175)	(3,378,670)
General and administrative expenses	25	(939,837)	(817,669)	(1,006,769)	(871,370)
Other operating income (expense), net	26	(18,206)	(117,894)	(19,048)	(115,679)
Share of results in investees – equity method	12	28,305	27,627	(1,946)	(3,704)

Operating income		2,274,284	1,968,929	2,323,565	1,984,968

Financial income (expense), net	27	(677,657)	(563,503)	(720,475)	(569,198)

Profit before taxes		1,596,627	1,405,426	1,603,090	1,415,770

Income and social contribution taxes	8.d	(335,544)	(347,214)	(346,539)	(359,500)

Net income for the period		1,261,083	1,058,212	1,256,551	1,056,270

Attributable to:
Controlling shareholders	23.h	1,261,083	1,058,212	1,261,083	1,058,212
Non-controlling shareholders	23.h	—	—	(4,532)	(1,942)

Basic and diluted earnings per common share (in R$)	23.i	0.39000	0.33000

Explanatory notes are an integral part of the quarterly information

3

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Treasury shares	Other capital reserves	Legal reserve	Treasury shares	Tax incentive reserve	Reserve for remuneration of shareholders and investments	Retained earnings	Equity valuation adjustment	Parent Company equity	Non-controlling shareholders	Consolidated equity
Balance on December 31, 2024	62,071,416	63,074	(194)	215	4,118,419	(199,999)	426,933	3,177,863	—	71,855	69,729,582	69,913	69,799,495
Return of Capital to Shareholders - 17/02/25	(2,000,000)	—	—	—	—	—	—		—	—	(2,000,000)	—	(2,000,000)
Appropriation to tax incentive reserve	—	—	—	—	—	—	8,582	—	(8,582)	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(326,479)	—	—	—	—	(326,479)	—	(326,479)
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	330	330
Other comprehensive income	—	—	—	—	—	—	—	—	—	(5,290)	(5,290)	—	(5,290)
Net income for the period	—	—	—	—	—	—	—	—	1,058,212	—	1,058,212	(1,942)	1,056,270
Interim interest on equity distribution	—	—	—	—	—	—	—	—	(380,000)	—	(380,000)	—	(380,000)
Balance on March 31, 2025	60,071,416	63,074	(194)	215	4,118,419	(526,478)	435,515	3,177,863	669,630	66,565	68,076,025	68,301	68,144,326
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	—	150,553	—	150,553	—	150,553
Appropriation to tax incentive reserve	—	—	—	—	—	—	(1,023)	—	1,023	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(1,420,001)	—	—	—	—	(1,420,001)	—	(1,420,001)
Cancellation of common shares	—	—	30	(30)	—	928,892	—	(928,892)	—	—	—	—	—
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	1,503	1,503
Acquisition of equity stake in subsidiary - FiBrasil	—	—	—	—	—	—	—	—	—	—	—	199,695	199,695
Capital transaction for the acquisition of CyberCo Brasil by TIS.	—	—	—	(168,729)	—	—	—	—	—	—	(168,729)	—	(168,729)
Capital transactions - share consolidation and stock split processes	—	—	—	(4,444)	—	—	—	—	—	—	(4,444)	—	(4,444)
Other comprehensive income	—	—	—	—	—	—	—	—	10,157	(41,512)	(31,355)	(95)	(31,450)
Net income for the period	—	—	—	—	—	—	—	—	5,109,694	—	5,109,694	11,579	5,121,273
Allocation of income:
Legal reserve	—	—	—	—	308,395	—	—	—	(308,395)	—	—	—	—
Interim interest on equity distribution	—	—	—	—	—	—	—	—	(2,990,000)	—	(2,990,000)	—	(2,990,000)
Reserve for remuneration of shareholders and investments	—	—	—	—	—	—	—	2,642,662	(2,642,662)	—	—	—	—
Balance on December 31, 2025	60,071,416	63,074	(164)	(172,988)	4,426,814	(1,017,587)	434,492	4,891,633	—	25,053	68,721,743	280,983	69,002,726
Appropriation to tax incentive reserve	—	—	—	—	—	—	7,382	—	(7,382)	—	—	—	—
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	84	84
Other comprehensive income	—	—	—	—	—	—	—	—	—	42,136	42,136	—	42,136
Net income for the period	—	—	—	—	—	—	—	—	1,261,083	—	1,261,083	(4,532)	1,256,551
Interim interest on equity distribution	—	—	—	—	—	—	—	—	(525,000)	—	(525,000)	—	(525,000)
Balance on March 31, 2026	60,071,416	63,074	(164)	(172,988)	4,426,814	(1,017,587)	441,874	4,891,633	728,701	67,189	69,499,962	276,535	69,776,497

Explanatory notes are an integral part of the quarterly information

4

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais)

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Company		Consolidated
	03.31.2026	03.31.2025	03.31.2026	03.31.2025
Net income for the period	1,261,083	1,058,212	1,256,551	1,056,270

Other net comprehensive income that may be reclassified to income in subsequent years	42,136	(5,286)	42,136	(5,286)
Gains (losses) on derivative financial instruments	80,527	(323)	80,527	(323)
Taxes	(27,379)	110	(27,379)	110

Currency translation adjustments for foreign investees	(11,012)	(5,073)	(11,012)	(5,073)

Other net comprehensive income that will not be reclassified to income in subsequent periods	—	(4)	—	(4)
Unrealized gains (losses) on financial assets at fair value through other comprehensive income	—	(6)	—	(6)
Taxes	—	2	—	2

Other comprehensive income	42,136	(5,290)	42,136	(5,290)

Comprehensive income for the period – net of taxes	1,303,219	1,052,922	1,298,687	1,050,980

Attributable to:
Controlling shareholders	1,303,219	1,052,922	1,303,219	1,052,922
Non-controlling shareholders	—	—	(4,532)	(1,942)

Explanatory notes are an integral part of the quarterly information

5

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF VALUE ADDED
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais)

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF VALUE ADDED

	Company		Consolidated
	03.31.2026	03.31.2025	03.31.2026	03.31.2025
Revenue	17,579,281	16,516,152	18,453,339	17,183,666
Sale of goods and services	17,598,580	16,500,550	18,497,556	17,211,775
Other revenues	165,124	145,489	166,660	143,475
Revenues related to the construction of own assets	215,382	212,473	223,737	212,473
Allowance for expected losses from accounts receivable	(399,805)	(342,360)	(434,614)	(384,057)

Inputs acquired from third parties	(6,253,679)	(6,127,811)	(6,826,490)	(6,581,468)
Cost of goods and products sold and services rendered	(4,111,358)	(4,122,122)	(4,688,256)	(4,574,642)
Materials, electric energy, third-party services and other expenses	(2,218,180)	(2,014,952)	(2,214,434)	(2,022,917)
Loss/recovery of assets	75,859	9,263	76,200	16,091

Gross value added	11,325,602	10,388,341	11,626,849	10,602,198

Withholdings	(3,800,858)	(3,706,056)	(3,883,815)	(3,714,976)
Depreciation and amortization	(3,800,858)	(3,706,056)	(3,883,815)	(3,714,976)

Net value added produced	7,524,744	6,682,285	7,743,034	6,887,222

Value added received in transfer	451,354	531,065	476,529	520,445
Share of results in investees – equity method	28,305	27,627	(1,946)	(3,704)
Financial income	423,049	503,438	478,475	524,149

Total undistributed value added	7,976,098	7,213,350	8,219,563	7,407,667

Distribution of value added	7,976,098	7,213,350	8,219,563	7,407,667

Personnel, social charges and benefits	1,588,345	1,568,007	1,732,842	1,675,882
Direct compensation	933,042	1,045,526	1,029,976	1,117,716
Benefits	560,017	450,122	599,309	479,198
Government Severance Indemnity Fund for Employees (FGTS)	95,286	72,359	103,557	78,968
Taxes, charges and contributions	3,643,110	3,244,539	3,761,153	3,308,690
Federal	1,570,730	1,439,803	1,648,910	1,488,876
State	1,999,869	1,731,837	2,019,041	1,733,233
Local	72,511	72,899	93,202	86,581
Debt remuneration	1,483,559	1,342,592	1,469,016	1,366,825
Interest	1,072,650	1,049,147	1,167,333	1,073,587
Rental	410,909	293,445	301,683	293,238
Equity remuneration	1,261,084	1,058,212	1,256,552	1,056,270
Interest on equity distribution	525,000	380,000	525,000	380,000
Retained profit	736,084	678,212	736,084	678,212
Non-controlling shareholders	—	—	(4,532)	(1,942)

Explanatory notes are an integral part of the quarterly information

6

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CASH FLOWS
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais)

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	Company		Consolidated
	03.31.2026	03.31.2025	03.31.2026	03.31.2025
Cash flows from operating activities
Income before taxes	1,596,627	1,405,426	1,603,090	1,415,770
Adjustment for:
Depreciation and amortization	3,800,858	3,706,056	3,883,815	3,714,976
Accrued foreign exchange accruals on loans, financing and derivative instruments	40,917	33,101	57,566	40,265
Accrued interest and charges on assets and liabilities	111,636	128,136	110,158	128,173
Share of results in investees – equity method	(28,305)	(27,627)	1,946	3,704
Gains on disposal of assets	(139,215)	(28,145)	(139,126)	(28,003)
Impairment losses – trade accounts receivable	399,805	342,360	434,614	384,057
Change in liability provision	218,670	85,318	240,988	70,950
Pension plans and other post-retirement benefits	10,464	18,540	10,738	18,779
Provision for lawsuits	168,688	182,304	168,903	182,220
Accrued interest expenses (loans, financing, leases and other creditors)	553,824	566,454	601,038	576,549
Provisions (reversals) for fines for cancellation of lease and dismantling contracts	(6,144)	1,610	(6,144)	256
Reversal of provisions for amounts to be refunded to customers	—	(90,663)	—	(90,663)
Other	7,892	65,862	6,099	60,382

Changes in assets and liabilities
Trade accounts receivable	(193,896)	(447,456)	(239,259)	(508,815)
Inventories	(280,212)	(108,480)	(284,175)	(117,107)
Taxes recoverable	(32,676)	(122,521)	(60,876)	(112,650)
Prepaid expenses	(710,718)	(739,724)	(725,871)	(848,681)
Other assets	(45,298)	(42,155)	(75,945)	(48,234)
Personnel, social charges and benefits	(260,536)	(283,061)	(277,208)	(288,578)
Trade accounts payable	595,330	721,326	497,960	762,628
Taxes, charges and contributions	362,756	622,073	375,334	590,878
Provisions for legal claims, refunds to customers and provision for fines for cancellation of lease contracts	(197,060)	(202,230)	(197,731)	(203,374)
Other liabilities	121,490	31,091	193,036	179,504
	4,498,270	4,412,169	4,575,860	4,467,216
Cash generated from operations	6,094,897	5,817,595	6,178,950	5,882,986
Interest paid on loans, financing, debentures, leases and other creditors.	(619,184)	(620,220)	(627,237)	(625,210)
Income and social contribution taxes paid	(223,147)	(153,818)	(254,331)	(166,933)
Net cash generated by operating activities	5,252,566	5,043,557	5,297,382	5,090,843

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(2,368,835)	(2,417,121)	(2,412,750)	(2,421,314)
Proceeds from sale of PP&E	172,327	52,301	172,327	52,942
Payments for acquisition of investments, net of cash acquired and capital contributions to invested companies	5,031	(26,851)	(5,008)	(47,244)
Receipts net of judicial deposits	15,313	22,408	15,240	22,858
Net redemptions (applications) of financial investments	(26,446)	8,466	(13,006)	8,455
Cash and cash equivalents received upon the acquisition of companies	—	—	—	685
Net cash used in investing activities	(2,202,610)	(2,360,797)	(2,243,197)	(2,383,618)

Cash flows from financing activities
New borrowings	—	—	—	20,000
Loan payments, financing, debentures, leases and other creditors	(956,649)	(865,158)	(971,279)	(869,692)
Receipts – derivative financial instruments	6,447	12,487	7,094	13,942
Payments – derivative financial instruments	(42,318)	(44,830)	(58,669)	(51,173)
Payments for reverse stock split and stock split operations	(280)	—	(280)	—
Payment for acquisitions of shares for treasury	—	(326,479)	—	(326,479)
Dividend and interest on equity paid	(384)	(137)	(384)	(137)
Capital subscriptions made by non-controlling shareholders in subsidiaries	—	—	84	330

Net cash used in financing activities	(993,184)	(1,224,117)	(1,023,434)	(1,213,209)

Increase in cash and cash equivalents	2,056,772	1,458,643	2,030,751	1,494,016
Cash and cash equivalents at beginning of the period	6,538,941	6,266,376	7,032,339	6,691,098
Cash and cash equivalents at end of the period	8,595,713	7,725,019	9,063,090	8,185,114

Explanatory notes are an integral part of the quarterly information

7

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

1. OPERATIONS

1.a. Background information

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), together with its subsidiaries (“Consolidated”), is a publicly traded company whose main activities are the operation of communications and telecommunications services; as well as the development of any and all activities necessary or ancillary to the execution of these services, including the leasing, sharing and assignment of infrastructure, and may also perform the following activities: (a) operation of value-added services, development, provision, distribution and marketing of digital services, as well as audio, video, image, text and application content over the internet in any medium, including advertising and publicity materials; and (b) operation of integrated solutions, management, provision of services and consulting related to: (i) data center, including hosting and colocation; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) connectivity, internet of things, information technology, networks, systems analysis and development, programming, configuration and similar; (iv) information and communication security; (v) communications and telecommunications; (vi) electronic security systems related to theft, intrusion, fire and others, surveillance, security, tracking and remote or non-remote monitoring; (vii) maintenance, repair, technical assistance and technical support in informatics and any machines and equipment; (viii) artificial intelligence and blockchain; and (ix) intelligence in data management (Big Data), among others.

The Company's principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and State of São Paulo, Brazil. It is a member of the Telefónica Group (“Group“), based in Spain which operates in several countries in Europe.

Telefónica S.A. (“Telefónica“), the Group holding company, held a total direct and indirect interest in the Company of 77.13% on March 31, 2026 and December 31, 2025 (Note 23.a).

The Company is registered with the Brazilian Securities Commission (“CVM“) and its shares are traded on the B3 S.A. – Brasil, Bolsa e Balcão ("B3"). It is also registered with the U.S. Securities and Exchange Commission (“SEC“) and its American Depositary Shares (“ADSs“), backed by its common shares, are traded on the New York Stock Exchange (“NYSE“).

1.b. Operations

The Company renders the following services: (i) Fixed Switched Telephony Service (“STFC“); (ii) Multimedia Communication Service (“SCM“, data communication, including broadband internet); (iii) Personal Mobile Service (“SMP“); and (iv) Conditioned Access Service (“SEAC“ – Pay TV); (v) Private Limited Service (“SLP“) and (vi) Global Mobile Satellite Service (“SMGS”), throughout Brazil, through authorizations, in addition to other activities.

Service authorizations are granted by Brazil's Telecommunications Regulatory Agency (“ANATEL“), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações“ – LGT).

The information regarding STFC and SMP services, and the authorizations for each sub-band held by the Company for use in SMP, detailed in Note 1.b. Operations, the financial statements for the year ended December 31, 2025.

8

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Risks related to the telecommunications sector in Brazil and the Company

The Company's business is subject to extensive regulation, including changes that may occur during the terms of the Company's contracts to provide telecommunications services in Brazil. ANATEL, the regulatory national body for the telecommunications sector, regulates, among other the: sector policies and regulations; licensing; fees and tariffs; competitive aspects, including the expansion of the Company'Business through the acquisition of other telecommunications companies; service, technical and quality standards; consumer rights; and penalties and other sanctions related to interconnection and agreements.

The regulatory framework for telecommunications in Brazil is constantly evolving. The interpretation and compliance with regulations, the assessment of compliance with standards, and the flexibility of regulatory authorizations can be subjective nature. The Company operates under authorizations granted by the Brazilian government, such authorizations are critical to the Company's success. However, due to the changing nature of the Brazilian regulatory framework, the Company cannot assure that ANATEL will not issue terms of authorizations and/or licenses which are not favorable to the Company’s business. The Company's authorizations and licenses to operate, require the Company to meet specific goals and maintain a minimum level of quality, coverage, and service standards. Failure to meet these requirements may result in the imposition of fines, penalties, or other regulatory reactions, including the termination of authorizations to operate. A partial or total termination of any of the Company's authorizations or licenses to operate would have a substantially adverse effect on the business, its financial condition, revenues, operating results, and prospects.

In recent years, ANATEL has reviewed and introduced regulatory changes, especially stimulating competition and modifying interconnection fees charged between local telecommunications service providers. Competition measures are regularly used to seek an equilibrium in markets where one or more participants hold significantly greater market power over its competitors.

As stated in ANATEL's regulatory agenda for the 2023-2024 biennium, the revision of the General Competition Goals Plan (“PGMC”), approved by Resolution No. 600 of November 8, 2012, and updated by Resolution No. 694 of July 17, 2018, was submitted to Public Consultation in November 2023. This brings together, in a single regulatory instrument, a set of specific measures aimed at promoting competition introducing a framework for future reassessments of sectoral competition performance. This review, every four years, and begins from the publication of public consultation No. 64 of November 6, 2023, with emphasis on markets in the sector, asymmetric regulatory measures, and holders of Significant Market Power (“SMP”), as defined in the regulation.

Following approval by the ANATEL Board of Directors, the new PGMC was published by Resolution No. 783, of September 3, 2025, under a deadline set in ANATEL's regulatory agenda for the 2025-2026 biennium (discussed in Public Consultation No. 46, of September 11, 2024, and approved by ANATEL Internal Resolution No. 399/2024, of December 30, 2024), indicating final approval in the second half of 2025.

Also in November 2023, ANATEL submitted to public consultation the revision of the Spectrum Use Regulation (“RUE”), approved by Resolution No. 671, of November 3, 2016. The new wording proposed by ANATEL includes, among other changes, new regulations for granting authorizations for the use of a secondary spectrum on basis, in addition to changes in the procedures for evaluating the efficient use of the spectrum. by ANATEL. The expectation is that the new RUE will be published in the second half of 2026.

As to the acquisition of the UPI (Standard Interconnection Unit) of Oi Móvel S.A.'s mobile assets by the three largest operators in the Brazilian SMP market (Vivo, Claro and TIM) (“Operation”), approved by ANATEL and the Administrative Council for Economic Defense (“CADE”), it is noteworthy that the publication of the New PGMC concluded the regulatory remedies imposed as a result of the Operation, as well as the CADE's monitoring period for compliance with the remedies.

9

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The impositions from the Operation were extinguished for the MVNO and as the spectrum sharing market, as ANATEL did not indicate any market failures and competition problems that justified them. For National Roaming, which remained a relevant market (as it was also before the Operation), price controls were maintained through a Bottom-Up LRIC+ Cost Model.

In the overall context described above, the adoption of disproportionately asymmetrical measures and the prospect of ANATEL adopting concepts, prices, and remuneration models that could impact the remuneration and cost scenario could substantially harm the Company's business, financial condition, revenues, operating results, and prospects.

The interconnection tariffs, form the basis of the Company's revenue and costs and are charged between telecommunications service providers to allow and remunerate the interconnected use of their networks. Changes to the regulations over interconnection tariffs may reduce tariff revenues or costs or charge affecting the Company's business, financial condition, revenues, operating results, and prospects.

The Company is also at risk from changes in rules and regulations aimed at preserving the rights of consumers of telecommunications services. In this regard, it should be added that ANATEL published, in November 2023, the new General Regulation of Consumer Rights (“RGC”), through Resolution No. 765/2023, which came into force on September 1, 2025, replacing Resolution No. 632/2014. This new Regulation affects telecommunications services offered, in addition to updating customer service procedures.

Therefore, the Company's business, operating results, revenues and financial conditions could be negatively affected the regulatory authorities, including, new or more stringent operational and/or service requirements; granting of operating licenses; limitations on interconnection tariffs; sanctions for failures to comply with regulatory obligations; delays in granting, or lack of approvals for tariff increases; and antitrust limitations imposed by ANATEL and CADE.

The Company may also not be unsuccessful in being awarded new tenders by ANATEL for the acquisition of new radio frequency usage authorizations. The ANATEL Board of Directors, through Ruling No. 148/2024, instructed that the ANATEL Superintendencies to publish, by December 31, 2025, a new tender notice for the 700 MHz sub-band. The tender notice was approved by the Federal Court of Accounts and published by ANATEL in February 2026. ANATEL Resolution No. 785/2025, approved a plan for issuing tenders for radio frequency usage authorizations, over time scales through to 2036.

1.c. Reform of taxes on consumption

On December 20, 2023, Constitutional Amendment (“EC”) No. 132 was enacted, establishing the Tax Reform (“Reform”) on consumption. Complementary Law No. 214/2025 (“LC”) was sanctioned by the President of the Republic on January 16, 2025 and, on January 13, 2026, LC No. 227/2026 was approved, which, among other topics, creates the IBS management committee, to regulates tax litigation, and establishes rules for the administration of the new taxes.

The Reform model is based on a split VAT (“dual VAT”) model: under federal jurisdiction (Contribution on Goods and Services - CBS) and non federal jurisdiction (Tax on Goods and Services - IBS), which will replace the PIS, COFINS, ICMS, and ISS taxes. A Selective Tax (“IS”) under federal jurisdiction was also created, which will apply to the production, extraction, marketing, or importation of goods and services that are harmful to health and the environment, according to the LC (Complementary Law), but not to telecommunications services. There will be a transition period from 2026 to 2032, during which the two tax systems (old and new) will coexist.

During 2026, invoices will display a proforma charge for CBS (0.9%) and IBS (0.1%) for information purposes only. Consequently, there will be no financial impact. The Company is preparing its systems to issue and receive tax documents displaying the IBS and CBS. Only from January 2027 will the new taxes begin to affect the Company.

It is worth noting that the impacts of the Tax Reform will only be fully known after the other stages of legal and infra-legal regulation, which may include the enactment of new ordinary laws (federal, state and municipal), decrees, normative instructions and technical notes.

10

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The Reform on has not affected the individual and consolidated Quarterly Information (“ITRs”) for the period ending March 31, 2026.

2. BASIS OF PREPARATION AND PRESENTATION OF INDIVIDUAL AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

2.a. Statement of compliance

The individual (Parent Company) and consolidated (Consolidated) quarterly information (“ITRs”) were prepared and are being presented in accordance with Technical Pronouncement CPC 21 - Interim Statements, issued by the Accounting Pronouncements Committee (“CPC”) and with international standards IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), the “IFRS accounting standards” (IFRS® Accounting Standards), including interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations) or its predecessor, Standing Interpretations Committee (SIC® Interpretations) and in a manner consistent with the deliberations issued by the CVM, applicable to the preparation of ITRs.

The Company also considered the guidelines set forth in Technical Guidance OCPC 07, issued by the CPC in November 2014, when preparing the ITRs and disclosures are limited to all matters of significance to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

2.b. Basis of preparation and presentation

The individual and consolidated ITRs were prepared under the historical cost convention, other than for certain assets and liabilities which are measured at fair value.

The Company prepared its financial statements based on the assumption of operational continuity.

An asset is classified as current when it meets any of the following criteria: (a) it is expected to be realized, or is intended to be sold or consumed, in the normal course of the entity's operating cycle; (b) it is held primarily for the purpose of being traded; (c) it is expected to be realized within twelve months after the balance sheet date; or (d) it is cash or a cash equivalent, unless its exchange or use to settle a liability is prohibited for at least twelve months after the balance sheet date.

A liability is classified as current when it meets any of the following criteria: (a) it is expected to be settled during the entity's normal operating cycle; (b) it is held primarily for the purpose of being traded; (c) it is expected to be settled within twelve months after the balance sheet date; or (d) the entity does not have the right, at the balance sheet date, to defer settlement of the liability for at least twelve months after that date.

Deferred tax assets and liabilities are all classified as non-current.

The Statements of Cash Flows were prepared pursuant to IAS 7 / CPC 03 to reflect the changes in cash that occurred in the periods presented, using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added (“DVA”), both individual and consolidated; IFRS standards do not require such presentation. The DVA was prepared in accordance with technical pronouncement CPC 09 and is being presented as supplementary information for IFRS purposes.

These ITRs compare the quarters ended March 31, 2026 and 2025, except for the balance sheets, which compare the positions as of March 31, 2026 with December 31, 2025.

The Company's ITRs were approved by the Board of Directors at a meeting held on May 7, 2026.

11

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

2.c. Functional and reporting currency

The individual and consolidated financial statements are presented in thousands of Brazilian Real/Reais (R$) (unless otherwise mentioned). The Company's functional and presentation currency is the Real.

Transactions in foreign currency are converted into Brazilian Reais as follows: (i) assets, liabilities and equity (except share capital and capital reserves) are converted at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are converted at the average exchange rate, except for specific operations that are converted at the rate on the date of the transaction; and (iii) share capital and capital reserves are converted at the rate on the date of the transaction.

Gains and losses from the conversion of investees abroad are recognized in the statement of comprehensive income as cumulative translations adjustments. Gains and losses resulting from the conversion of monetary assets and liabilities between the exchange rate in force on the date of the transaction and the end of the years (except the conversion of investments abroad) are recognized in the statement of income.

2.d. Basis of consolidation

Equity interests in subsidiaries or jointly controlled companies are valued using the equity method in the individual parent company quarterly information. In the consolidated quarterly information, the investment and all balances of assets and liabilities, income and expenses arising from transactions and equity interest in subsidiaries are eliminated in full. Investments in jointly controlled companies are reported under the equity method in the consolidated quarterly information.

The information relating to direct and jointly controlled subsidiaries is the same as that in Note 12. Investments, disclosed in the financial statements for the year ended December 31, 2025.

Information on the investees is presented in Note 12.

2.e. Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available which is assessed on a regular basis by the chief operating decision maker in determining how to allocate resources to an individual segment and in assessing the segment's performance. Considering that: (i) all decisions are made based on consolidated reports; (ii) the mission of the Company and its subsidiaries is to provide its customers with quality telecommunications services; and (iii) all decisions relating to strategic, financial planning, purchasing, investments and application of resources are made on a consolidated basis, Management's conclusion is that the Company and its subsidiaries operate in a single operating segment providing services telecommunications.

2.f. Significant accounting practices

The information in the explanatory notes that did not undergo significant changes compared to and as disclosed at December 31, 2025 was not repeated in these ITRs.

The material accounting policies adopted in preparing the Company's Interim Financial Statements for the quarter ended March 31, 2026, are consistent with those used in preparing the consolidated financial statements for the year ended December 31, 2025, and should be analyzed in conjunction with those financial statements, except for the Changes in the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 (equivalent to CPC 48 and CPC 40, respectively) and Annual Enhancements to International Accounting Standards (IFRS Accounting Standards) – Volume 11, both effective for annual periods beginning on or after January 1, 2026. These changes and enhancements did not impact the Company's Interim Financial Statements.

The Company did not early adopt new accounting standards or interpretations unless mandatory.

12

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

2.g. Significant accounting judgments estimates and assumptions

The preparation of individual and consolidated ITRs requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in applying its accounting policies. These estimates are based on experience, information available at the balance sheet date and other factors, including expectations of future events that are believed to be reasonable in the circumstances. The settlement of transactions involving these estimates may result in values that differ from those recorded in the ITRs due to the criteria inherent to the estimation process. The Company reviews its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company in the preparation of these ITRs have not changed in relation to those presented in the following explanatory notes as presented in the financial statements for the year ended December 31, 2025: Corporate events of 2025 (Business Combination); accounts receivable; Income tax and social contribution; PP&E; intangibles; provisions and contingencies; loans and financing, debentures, leases and other creditors; pension plans and other post-employment benefits; and financial instruments and capital and risk management.

3. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Short-term investments(1)	8,541,557	6,460,418	9,000,221	6,945,770
Cash and banks(2)	54,156	78,523	62,869	86,569
Total	8,595,713	6,538,941	9,063,090	7,032,339

(1)	Highly liquid short-term investments basically Bank Deposit Certificates ("CDB") and Repurchase Agreements with top tier financial institutions, linked to the Interbank Deposit Certificate ("CDI") rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments is recorded as financial income. On March 31, 2026, the average remuneration for these short-term investments was 99.94% of the CDI (100.04% on December 31, 2025).

(2)	On March 31, 2026 and December 31, 2025, the Consolidated balances included R$9,082 and R$16,694, respectively, related to the Financial Clearing House, with a member company of the Telefónica Group (Note 28)

4. FINANCIAL INVESTMENTS

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Guarantee deposits for legal proceedings(1)	32,972	40,934	33,394	41,308
Treasury Bills - LFT(2)	—	—	88,748	99,102
Sudene tax incentives(3)	34,407	—	34,407	—
Total non-current	67,379	40,934	156,549	140,410

Current	—	—	88,748	99,102
Non-current	67,379	40,934	67,801	41,308

(1) These refer to financial investments in guarantees for legal proceedings (notes 19 and 33).

(2) They refer to financial investments in Treasury Financial Bills (“LFT”), made by the subsidiaries Vivo Pay I Fundo de Investimentos em Direitos Creditórios and Vivo Pay Sociedade de Crédito Direto S.A.. These are financial assets measured at fair value through profit or loss.

(3) They refer to reinvestment in tax incentives on operating profits in the region covered by the Superintendency for the Development of the Northeast (“Sudene”).

13

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

5. TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Services and goods(1)	11,723,657	11,818,593	12,209,173	12,250,210
Interconnection balances(1) (2)	571,597	597,809	576,746	634,221
Vivo Pay FIDC	—	—	368,333	348,848
Related parties (Note 28)(1)	53,631	68,865	36,058	50,292
Gross accounts receivable	12,348,885	12,485,267	13,190,310	13,283,571
Allowance for expected losses	(2,244,630)	(2,160,878)	(2,496,772)	(2,380,452)
Net accounts receivable	10,104,255	10,324,389	10,693,538	10,903,119

Current	9,755,215	10,082,818	10,302,438	10,619,617
Non-current	349,040	241,571	391,100	283,502

(1)	The consolidated amounts include: (i) R$3,157,928 and R$3,024,347 to be billed to customers on March 31, 2026 and December 31, 2025, respectively. It also includes the amounts of contractual assets.
(2)	Refer to billed amounts from other telecommunications operators.

The consolidated non-current balances of accounts receivable refer to the present value of: (i) installments for resale of goods (B2B), up to 24 months; (ii) Vivo Tech products, up to 60 months; and (iii) right to Vivo Money FIDC credits, up to 36 months. These may be reduced by estimated expected losses.

The consolidated balances of contractual assets with customers were R$140,838 and R$136,473 on March 31, 2026 and December 31, 2025, respectively.

On March 31, 2026, and December 31, 2025, no customer represented more than 10% of trade accounts receivable, net.

Amounts receivable, net of the allowance for expected losses, classified by maturity, are as below:

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Not yet due	8,181,712	8,492,065	8,948,780	9,252,301
Overdue – 1 to 30 days	1,231,971	1,197,527	1,168,094	1,070,093
Overdue – 31 to 60 days	289,162	285,086	209,341	266,390
Overdue – 61 to 90 days	136,387	135,921	136,008	127,779
Overdue – 91 to 120 days	121,092	69,705	99,858	63,929
Overdue – over 120 days	143,931	144,085	131,457	122,627
Total	10,104,255	10,324,389	10,693,538	10,903,119

14

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The changes in the allowance for expected losses from accounts receivable were:

	Company	Consolidated
Balance on December 31, 2024	(2,023,711)	(2,215,251)
Supplement to estimated losses, net of reversal (Note 25)	(342,360)	(384,057)
Write-off	300,492	357,751
Business combination - Samauma	—	(508)
Balance on March 31, 2025	(2,065,579)	(2,242,065)
Supplement to estimated losses, net of reversal	(1,085,340)	(1,197,280)
Write-off	990,041	1,060,040
Business combination - Samauma	—	(278)
Business combination - FiBrasil	—	(869)
Balance on December 31, 2025	(2,160,878)	(2,380,452)
Supplement to estimated losses, net of reversal (Note 25)	(399,805)	(434,614)
Write-off	316,053	318,294
Balance on March 31, 2026	(2,244,630)	(2,496,772)

6. INVENTORIES

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Materials for resale(1)	1,762,540	1,442,313	1,828,219	1,505,519
Materials for consumption	21,134	20,797	31,515	28,986
Other inventories	14,214	59,814	16,595	62,890
Gross inventories	1,797,888	1,522,924	1,876,329	1,597,395
Estimated losses from impairment or obsolescence(2)	(116,661)	(118,052)	(119,958)	(121,397)
Net inventories	1,681,227	1,404,872	1,756,371	1,475,998

(1)	This includes, among others, mobile phones, SIMcards (chips) and IT equipment in stock.
(2)	Additions and reversals of the provision for inventory losses and obsolescence are included in Cost of sales (Note 25).

7. PREPAID EXPENSES

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Incremental costs (customers' contracts)(1)	3,472,110	3,356,376	3,472,110	3,356,376
Fistel Fees (TFF, Condecine and EBC)(2)	1,040,812	—	1,040,812	—
Software licenses and network maintenance	557,239	379,140	1,093,106	893,514
Advertising and publicity	173,469	176,989	173,469	176,989
Personnel	112,416	153,043	115,733	157,750
Financial charges	204,314	177,199	204,314	177,199
Rent, taxes, insurance, and other upfront expenses.	99,171	63,057	179,842	148,677
Total	5,659,531	4,305,804	6,279,386	4,910,505

Current	3,097,025	1,891,448	3,636,621	2,414,780
Non-current	2,562,506	2,414,356	2,642,765	2,495,725

(1)	Incremental costs for contracts with customers are mostly sales commissions paid to business partners to obtain customer contracts, deferred as income under IFRS 15 in accordance with the term of the contract and/or economic benefit to be generated, usually two to six years.
(2)	Refers to the remaining balance of fees for (i) Inspection and Operating; (ii) Contribution for the Development of the National Film Industry (“Condecine”) and; (iii) Brazilian Communications Company (“EBC”) for the year, which will be fully amortized by the end of 2026.

15

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

8. INCOME AND SOCIAL CONTRIBUTION TAXES

8.a. Income and Social Contribution taxes recoverable

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Income taxes	315,151	313,919	330,095	331,342
Social contribution taxes	21,512	21,252	25,274	24,944
Total	336,663	335,171	355,369	356,286

8.b. Income and Social Contribution taxes payable

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Income taxes	343,234	239,911	389,055	301,699
Social contribution taxes	101,653	82,690	103,677	90,606
Total	444,887	322,601	492,732	392,305

Current	214,331	94,989	227,904	130,866
Non-current	230,556	227,612	264,828	261,439

At March 31, 2026 and December 31, 2025 includes R$272,613 and R$269,158, respectively, of taxes provisioned per IFRIC 23 (Note 8.e).

8.c. Deferred taxes

Below, is the composition and changes in the main components of deferred income tax (“IR”) and social contribution (“CS”).

16

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Company
	Balance on 12.31.2024	Statement of income	Comprehensive income	Balance on 03.31.2025	Statement of income	Comprehensive income	Balance on 12.31.2025
Deferred tax assets (liabilities)
Income and social contribution taxes on tax carryforward losses(1)	1,632,896	(116,937)	—	1,515,959	(260,284)	—	1,255,675
Income and social contribution taxes on temporary differences(2)	(5,636,159)	34,507	112	(5,601,540)	110,249	54,690	(5,436,601)
Provision for legal, labor, tax civil and regulatory contingencies	2,037,940	(8,476)	—	2,029,464	56,120	—	2,085,584
Trade accounts payable and other provision	2,345,098	138,799	—	2,483,897	422,537	—	2,906,434
Customer portfolio and trademarks	(163,541)	6,348	—	(157,193)	21,202	—	(135,991)
Allowance for expected losses from accounts receivable	612,793	10,227	—	623,020	54,280	—	677,300
Estimated losses from modems and other P&E items	114,779	(266)	—	114,513	(1,200)	—	113,313
Pension plans and other post-employment benefits	244,307	2,737	—	247,044	(66,623)	30,277	210,698
Profit sharing	204,355	(107,637)	—	96,718	118,049	—	214,767
Licenses	(2,208,640)	39,440	—	(2,169,200)	118,320	—	(2,050,880)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,663,800)	(57,710)	—	(7,721,510)	(173,130)	—	(7,894,640)
Property, plant and equipment - small value items	(1,247,037)	34,564	—	(1,212,473)	(22,089)	—	(1,234,562)
Technological Innovation Law	(5,718)	378	—	(5,340)	1,044	—	(4,296)
Other temporary differences	93,305	(23,897)	112	69,520	(418,261)	24,413	(324,328)
Total deferred tax liabilities, non-current	(4,003,263)	(82,430)	112	(4,085,581)	(150,035)	54,690	(4,180,926)

Deferred tax assets	8,784,066			8,704,683			9,177,424
Deferred tax liabilities	(12,787,329)			(12,790,264)			(13,358,350)
Deferred tax liabilities, net	(4,003,263)			(4,085,581)			(4,180,926)

Presented in the balance sheet as follows:
Deferred tax liabilities	(4,003,263)			(4,085,581)			(4,180,926)

	Company
	Balance on 12.31.2025	Comprehensive income	Comprehensive income	Balance on 03.31.2026
Deferred tax assets (liabilities)
Income and social contribution taxes on tax carryforward losses(1)	1,255,675	(159,905)	—	1,095,770
Income and social contribution taxes on temporary differences(2)	(5,436,601)	183,409	(27,379)	(5,280,571)
Provision for legal, labor, tax civil and regulatory contingencies	2,085,584	47,770	—	2,133,354
Trade accounts payable and other provision	2,906,434	204,123	—	3,110,557
Customer portfolio and trademarks	(135,991)	7,157	—	(128,834)
Allowance for expected losses from accounts receivable	677,300	27,848	—	705,148
Estimated losses from modems and other P&E items	113,313	3,930	—	117,243
Pension plans and other post-employment benefits	210,698	61,550	—	272,248
Profit sharing	214,767	(102,048)	—	112,719
Licenses	(2,050,880)	39,440	—	(2,011,440)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,894,640)	(57,710)	—	(7,952,350)
Property, plant and equipment - small value items	(1,234,562)	(3,505)	—	(1,238,067)
Technological Innovation Law	(4,296)	337	—	(3,959)
Other temporary differences	(324,328)	(45,483)	(27,379)	(397,190)
Total deferred tax liabilities, non-current	(4,180,926)	23,504	(27,379)	(4,184,801)

Deferred tax assets	9,177,424			9,264,173
Deferred tax liabilities	(13,358,350)			(13,448,974)
Deferred tax liabilities, net	(4,180,926)			(4,184,801)

Presented in the balance sheet as follows:
Deferred tax liabilities	(4,180,926)			(4,184,801)

17

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Balance on 12.31.2024	Statement of income	Comprehensive income	Samauma - Business Combination	Balance on 03.31.2025	Statement of income	Comprehensive income	Samauma Business Combination	FiBrasil Business Combination	Cyber Business Combination	Balance on 12.31.2025
Deferred tax assets (liabilities)
Income and social contribution taxes on tax carryforward losses(1)	1,720,781	(116,123)	—	—	1,604,658	(246,626)	—	—	79,694	—	1,437,726
Income and social contribution taxes on temporary differences(2)	(5,578,243)	30,659	112	(2,979)	(5,550,451)	161,677	54,542	(556)	(18,495)	3,656	(5,349,627)
Provision for legal, labor, tax civil and regulatory contingencies	2,088,350	(6,222)	—	805	2,082,933	55,865	—	32	8,702	—	2,147,532
Trade accounts payable and other provision	2,361,206	144,241	—	—	2,505,447	462,495	—	—	2,454	369	2,970,765
Customer portfolio and trademarks	(144,199)	(11,711)	—	—	(155,910)	25,816	—	—	—	—	(130,094)
Allowance for expected losses from accounts receivable	619,881	11,034	—	—	630,915	65,269	—	—	296	—	696,480
Estimated losses from modems and other P&E items	114,779	(266)	—	—	114,513	(1,200)	—	—	—	—	113,313
Pension plans and other post-employment benefits	245,299	2,758	—	—	248,057	(67,055)	30,138	—	—	—	211,140
Profit sharing	209,830	(110,683)	—	—	99,147	120,920	—	—	4,477	2,222	226,766
Licenses	(2,208,640)	39,440	—	—	(2,169,200)	118,320	—	—	—	—	(2,050,880)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,678,224)	(56,899)	—	—	(7,735,123)	(154,762)	—	—	(16,856)	—	(7,906,741)
Property, plant and equipment - small value items	(1,247,038)	34,564	—	—	(1,212,474)	(22,089)	—	—	—	—	(1,234,563)
Technological Innovation Law	(5,718)	378	—	—	(5,340)	1,044	—	—	—	—	(4,296)
Other temporary differences	66,231	(15,975)	112	(3,784)	46,584	(442,946)	24,404	(588)	(17,568)	1,065	(389,049)
Total deferred tax (Liabilities), non-current	(3,857,462)	(85,464)	112	(2,979)	(3,945,793)	(84,949)	54,542	(556)	61,199	3,656	(3,911,901)

Deferred tax assets	8,947,536				8,898,344						9,593,230
Deferred tax liabilities	(12,804,998)				(12,844,137)						(13,505,131)
Deferred tax liabilities, net	(3,857,462)				(3,945,793)						(3,911,901)

Presented in the balance sheet as follows:
Deferred tax assets of subsidiaries	158,215				150,582						314,284
Deferred tax liabilities	(4,015,677)				(4,096,375)						(4,226,185)

18

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Balance on 12.31.2025	Statement of income	Comprehensive income	Balance on 03.31.2026
Deferred tax assets (liabilities)
Income and social contribution taxes on tax carryforward losses(1)	1,437,726	(153,597)	—	1,284,129
Income and social contribution taxes on temporary differences(2)	(5,349,627)	176,495	(27,379)	(5,200,511)
Provision for legal, labor, tax civil and regulatory contingencies	2,147,532	37,293	—	2,184,825
Trade accounts payable and other provision	2,970,765	191,901	—	3,162,666
Customer portfolio and trademarks	(130,094)	6,548	—	(123,546)
Allowance for expected losses from accounts receivable	696,480	31,568	—	728,048
Estimated losses from modems and other P&E items	113,313	3,930	—	117,243
Pension plans and other post-employment benefits	211,140	61,999	—	273,139
Profit sharing	226,766	(108,571)	—	118,195
Licenses	(2,050,880)	39,440	—	(2,011,440)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,906,741)	(73,122)	—	(7,979,863)
Property, plant and equipment - small value items	(1,234,563)	(3,505)	—	(1,238,068)
Technological Innovation Law	(4,296)	337	—	(3,959)
Other temporary differences	(389,049)	(11,323)		(427,751)
Total deferred tax liabilities, non-current	(3,911,901)	22,898	(27,379)	(3,916,382)

Deferred tax assets	9,593,230			9,712,704
Deferred tax liabilities	(13,505,131)			(13,629,086)
Deferred tax liabilities, net	(3,911,901)			(3,916,382)

Presented in the balance sheet as follows:
Deferred tax assets of subsidiaries	314,284			310,017
Deferred tax liabilities	(4,226,185)			(4,226,399)

(1)	Under Brazilian tax legislation offsets are limited annually to 30% of the taxable income for the year but otherwise have no expiry dates.
(2)	Amounts that will be realized upon payment of provision, losses from accounts receivable, or upon realization of inventories, as well as upon reversal of other provision.

On March 31, 2026 and December 31, 2025, unrecognized deferred tax assets for tax carryforward losses of the Company's subsidiaries (POP, TLF05 (previously Recicla V), TGLog and Fibrasil), totalled R$33,720 and R$19,039 on March 31, 2026 and December 31, 2025, respectively, deferred tax assets were not recognized because sufficient projected taxable profits can not be assured for offset.

8.d. Reconciliation of statutory tax rate to effective tax rate

The Company and its subsidiaries recognize income and social contribution taxes on an accrual basis, and pay taxes based on estimates, recorded in a tax auxiliary ledger. Taxes calculated on profits at the balance sheet date are recorded in liabilities or assets, as applicable.

A reconciliation from the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) for the three month periods ended March 31, 2026 and 2025 is as follows:

19

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Company		Consolidated
	Three-month period ended
	03.31.2026	03.31.2025	03.31.2026	03.31.2025
Income before taxes	1,596,627	1,405,426	1,603,090	1,415,770
Income and social contribution tax expenses, at the statutory tax rate of 34%	(542,853)	(477,845)	(545,051)	(481,362)
Permanent differences
Tax benefit related to interest on equity distribution	178,500	129,200	178,500	129,200
Non-deductible expenses, gifts, incentives	(8,286)	(24,423)	(9,608)	(24,820)
Tax incentive operating profit	7,383	9,087	7,383	9,087
Share of results in investees – equity method	9,624	9,393	(662)	(1,259)
Other exclusions, net	20,088	7,374	22,899	9,654
Tax expense	(335,544)	(347,214)	(346,539)	(359,500)

Effective rate	21.0%	24.7%	21.6%	25.4%
Current income and social contribution taxes	(359,048)	(264,784)	(369,437)	(274,036)
Deferred income and social contribution taxes	23,504	(82,430)	22,898	(85,464)

8.e. Uncertain Tax Treatments

The Company and its subsidiaries are contesting several assessments filed by the Brazilian Federal Tax Authority (“RFB“) for alleged incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, totaling R$42,093,060 and R$40,297,796 on March 31, 2026 and December 31, 2025, respectively. Management, under the advice of its legal advisors, believes that a large part of these deductions will likely be accepted once examined by the higher courts of last resort (acceptance probability greater than 50%). These amounts accrue SELIC interest.

When the Company and its subsidiaries believe that the probability of loss is greater than 50%, a non-current income tax and social contribution liability is recognized. The amount recognized was R$272,613 and R$269,158 on March 31, 2026 and December 31, 2025, respectively. These claims involve compensation for overpayment of income tax and social contribution awaiting approval by the RFB.

8.f. Adaptation to new OECD Pillar II rules

On December 27, 2024 Law 15,079/24 was enacted, introducing an additional Social Contribution on Net Income (“CSLL”) charge to adapt Brazilian legislation to the Global Rules Against Base Erosion, OECD model (“Pillar II”). The Law determines that if a Company presents an effective combined rate of Income Tax and Social Contribution on Net Income of less than 15%, it must make an tax payment until this minimum percentage is satisfied. This rule became effective as of January 2025; if an additional payment is necessary, the amount will be collected in the following year. The Company does not expect a significant impact as its effective rates exceed the stipulated minimum rate.

Transfer Pricing Rules – Alignment with OECD Standards

On December 28, 2022, Law No. 14,596/2023 was published, later regulated by RFB Normative Instruction No. 2,161/2023, which established the new Brazilian Transfer Pricing regime, aligned with OECD guidelines. The new rules became mandatory as of January 1, 2024, and are designed to as sure that intercompany transactions are carried out on an arm's length basis.

20

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The Company is currently in the process of preparing the analysis for the corresponding fiscal year, including a sensitivity study, supporting documentation, and a review of applicable methods, as provided for in current legislation. Although the technical process is still under development, the Company does not expect significant impacts from the adoption of the new transfer pricing regime, given the nature of the transactions carried out and the history of compliance with international standards.

The Company will continue to monitor these regulations and assure its financial statements are updated based on any adjustments identified upon completion of the formal transfer pricing analysis.

9. TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
State VAT (ICMS)(1)	2,280,022	2,296,378	2,301,722	2,321,798
PIS and COFINS	510,817	513,950	573,835	558,973
Withholding taxes and contributions(2)	321,197	288,156	378,180	334,941
Other taxes	91,797	87,447	96,854	90,806
Total	3,203,833	3,185,931	3,350,591	3,306,518

Current	2,571,428	2,571,664	2,714,969	2,687,600
Non-current	632,405	614,267	635,622	618,918

(1)	Includes ICMS credits from the acquisition of property and equipment (available for offset in 48 months); requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$583,712 and R$568,579 on March 31, 2026 and December 31, 2025, respectively.
(2)	Withholding income tax ("IRRF") credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

10. JUDICIAL DEPOSITS AND GARNISHMENTS

Judicial deposits are made, and restrictions placed on bank balances to ensure the continuity of legal processes through the courts or to suspend the enforceability of the tax credit.

Judicial deposits are recorded at historical cost plus accrued interest.

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Judicial deposits
Tax	1,522,465	1,499,788	1,729,342	1,703,327
Civil	954,591	928,308	956,181	929,909
Regulatory	248,762	267,596	248,762	267,596
Labor	36,563	39,113	41,031	43,683
Total	2,762,381	2,734,805	2,975,316	2,944,515
Garnishments	19,588	18,896	20,617	19,803
Total	2,781,969	2,753,701	2,995,933	2,964,318

Current	117,347	106,279	120,097	107,565
Non-current	2,664,622	2,647,422	2,875,836	2,856,753

21

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The judicial deposits, classified by type of tax, on March 31, 2026 and December 31, 2025 are presented below. Further details relating to judicial deposits are presented in Note 10. Judicial Deposits and Garnishments, in the financial statements for the year ended December 31, 2025.

	Consolidated
Tax	03.31.2026	12.31.2025
Universal Telecommunication Services Fund (FUST)	665,218	656,567
State Value-Added Tax (ICMS)	419,764	411,581
Social Contribution Tax for Intervention in the Economic Order (CIDE)	359,893	355,555
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	66,236	65,358
Telecommunications Inspection Fund (FISTEL)	59,710	58,912
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	30,644	30,225
Withholding Income Tax (IRRF)	6,839	6,720
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	30,059	29,537
Other taxes, charges and contributions	90,979	88,872
Total	1,729,342	1,703,327

11. OTHER ASSETS

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Related-party receivables (Note 28)	161,906	159,245	30,398	26,471
Sale of real estate and other receivables	426,855	473,091	426,855	473,091
Advances to employees and suppliers	148,993	49,781	173,116	55,522
Surplus from post-employment benefit plans (Note 30)(1)	159,646	182,835	159,718	182,907
Loan agreement with subsidiary CloudCo Brasil - 2024	45,061	46,830	—	—
Indemnification assets (IPNET, VSS and Samauma acquisitions)	—	—	143,663	141,610
Assets held for sale (2)	8,979	8,761	8,979	8,761
Sublease of assets and other amounts receivable	24,809	13,196	33,889	16,866
Total	976,249	933,739	976,618	905,228

Current	508,466	447,115	501,822	419,300
Non-current	467,783	486,624	474,796	485,928

(1)	On March 31, 2026 and December 31, 2025, includes R$156,183 and R$179,493, respectively, referring to the distribution of the PBS-A
(2)	Assets classified as available for sale in their current condition, in the process of formalizing the purchase and sale agreement. Depreciation on these properties ceased as of the date of reclassification.

12. INVESTMENTS

12.a. Information on investees

The information relating to direct and jointly controlled subsidiaries is the same as in Note 12) Investments, disclosed in the financial statements for the year ended December 31, 2025.

22

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Selected financial data of the direct and jointly controlled subsidiaries in which the Company has an interest is presented below:

			03.31.2026			Three-month period ended March 31, 2026
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks (1)	100.00%	Subsidiary	1,510,057	909,302	600,755	296,359	24,912
TGLog	100.00%	Subsidiary	44,828	31,732	13,096	13,935	367
POP (2)	100.00%	Subsidiary	201,428	83,176	118,252	13,058	7,908
Vivo Pay I	100.00%	Subsidiary	241,229	69,121	172,108	35,345	9,522
Vivo Pay III	100.00%	Subsidiary	2,030	39	1,991	41	8
Vivo Pay Holding (3)	100.00%	Subsidiary	33,880	4,762	29,118	1,053	(2,470)
Vivo Ventures	98.00%	Subsidiary	253,776	922	252,854	—	(982)
FiBrasil (4)	75.01%	Subsidiary	2,046,928	1,236,249	810,679	107,400	(1,935)
CloudCo Brasil	50.01%	Subsidiary	1,322,187	1,176,339	145,848	572,547	(4,507)
Aliança	50.00%	Joint control	281,093	735	280,358	—	1,668
AIX	50.00%	Joint control	52,535	35,385	17,150	12,026	(4,705)
ACT	50.00%	Joint control	48	6	42	26	(1)
GUD	50.00%	Joint control	40,059	15,079	24,980	9,127	(854)

			12.31.2025			Three-month period ended March 31, 2025
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks (1)	100.00%	Subsidiary	1,487,924	912,081	575,843	186,707	21,275
TGLog	100.00%	Subsidiary	46,504	33,775	12,729	10,830	214
POP (2)	100.00%	Subsidiary	193,031	82,687	110,344	10,660	4,802
Vivo Pay I	100.00%	Subsidiary	251,422	78,836	172,586	41,903	2,695
Vivo Pay II	100.00%	Subsidiary	—	—	—	278	(205)
Vivo Pay III	100.00%	Subsidiary	2,010	27	1,983	—	—
Vivo Pay Holding (3)	100.00%	Subsidiary	35,333	3,745	31,588	—	(1,110)
FiBrasil (4)	75,01% / 25,01%	Subsidiary (Dec-25) Joint control ((Mar-25)	2,024,474	1,211,861	812,613	101,869	(8,567)
CloudCo Brasil (5)	50.01%	Subsidiary	1,306,016	1,155,661	150,355	410,617	(6,252)
IoTCo Brasil (6)	50.01%	Subsidiary	—	—	—	26,507	2,133
Vivo Ventures (7)	98.00%	Subsidiary	250,880	1,238	249,642	—	5,837
Aliança	50.00%	Joint control	301,512	798	300,714	—	1,365
AIX	50.00%	Joint control	60,180	38,325	21,855	17,724	(42)
ACT	50.00%	Joint control	49	6	43	26	1
VIVAE (7)	50.00%	Joint control	—	—	—	1,871	(504)
GUD	50.00%	Joint control	37,864	13,748	24,116	865	(3,945)

(1)	A wholly and directly controlling shareholder of TIS, TLF01, and Samauma. TIS has been the controlling shareholder of CyberCo Brasil since December 9, 2025.
(2)	A wholly and directly controlling shareholder of TLF05 Empreendimentos e Participações Ltda (formerly Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda) and Vale Saúde Gestão e Soluções Ltda (formerly Vale Saúde Sempre.Administradora de Cartões Ltda).
(3)	A wholly and directly controlling shareholder of Vivo Pay SCD.
(4)	Became a subsidiary of the Company on November 12, 2025.
(5)	Was the wholly and directly controlling shareholder of IPNET and IPNET USA. On July 1, 2025, and November 1, 2025, it incorporated merged IoTCo Brasil and IPNET, respectively.
(6)	Merged by CloudCo Brasil on July 1, 2025.
(7)	A corporate reorganization with Vivo Ventures on October 6, 2025, resulting in the transfer of the investment in VivaE to Vivo Ventures.

23

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

12.b. Changes in investment balances

	Subsidiary	Joint Venture	Business combination	Other investments	Company Total investments	Total investments
Balance on December 31, 2024	889,844	430,577	—	26	1,320,447	566,384
Equity interest (Statements of Income)	31,331	(3,704)	—	—	27,627	(3,704)
Dividends (Terra Networks)	(23,800)	—	—	—	(23,800)	—
Capital contribution - cash and cash equivalents (Vivo Ventures and GUD)	16,177	10,674	—	—	26,851	10,674
Investments in the subsidiary Vivo Ventures	—	—	—	—	—	21,651
Other comprehensive results	—	(5,073)	—	(6)	(5,079)	(5,079)
Balance on March 31, 2025	913,552	432,474	—	20	1,346,046	589,926
Equity income by results	139,926	(14,523)	—	—	125,403	(14,523)
Capital contribution - cash and cash equivalents (VivaE e GUD)	328,040	4,249	—	—	332,289	4,249
Capital transaction for the acquisition of CyberCo Brasil by TIS	(168,729)	—	—	—	(168,729)	—
Corporate reorganization of Vivo Ventures and VivaE - Investment in Vivo Ventures	11,222	(11,222)	—	—	—	—
Corporate reorganization of Vivo Ventures and VivaE - Gain on the remeasurement of equity interest	—	6,153	—	—	6,153	6,153
Acquisition of controlling interest in FiBrasil	599,084	(372,251)	631,169	—	858,002	(372,251)
Gain on the remeasurement of the equity interest in the acquisition of control of FiBrasil	—	128,750	—	—	128,750	128,750
Investments by subsidiary Vivo Ventures	—	—	—	—	—	72,707
Other comprehensive income	(1,740)	5,886	—	(20)	4,126	5,866
Other	(106)	—	—	—	(106)	—
Balance on December 31, 2025	1,821,249	179,516	631,169	—	2,631,934	420,877
Equity interest (Statements of Income)	35,580	(1,946)	(5,329)	—	28,305	(1,946)
Capital contribution - cash and cash equivalents (Vivo Ventures and GUD) and redemption of shares in Vivo Pay I	(5,890)	859	—	—	(5,031)	859
Investments the subsidiary Vivo Ventures	—	—	—	—	—	4,521
Other comprehensive results	—	(11,012)	—	—	(11,012)	(11,012)
Balance on March 31, 2026	1,850,939	167,417	625,840	—	2,644,196	413,299

24

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

13. PROPERTY, PLANT AND EQUIPMENT (PP&E)

13.a. Changes in balances

	Company
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2024	22,759,541	15,989,969	5,504,187	212,327	239,265	462,287	1,628,442	46,796,018
Additions	37,349	448,000	22,131	582	—	44,740	1,211,468	1,764,270
Write-offs, net(1)	(958)	(55,921)	(17)	—	—	(6,321)	(3,066)	(66,283)
Net transfers	1,025,223	132,948	300,179	3,017	—	506	(1,461,873)	—
Subletting	—	(16,964)	—	—	—	—	—	(16,964)
Depreciation (Note 25)	(1,096,423)	(997,391)	(548,121)	(45,502)	—	(45,083)	—	(2,732,520)
Balance on March 31, 2025	22,724,732	15,500,641	5,278,359	170,424	239,265	456,129	1,374,971	45,744,521
Additions	103,015	3,136,346	60,334	(48)	—	121,239	4,856,574	8,277,460
Write-offs, net(1)	(1,853)	(159,224)	—	—	(643)	(1,756)	(8,055)	(171,531)
Net transfers(2)	2,211,296	414,208	1,658,456	15,421	—	(54,602)	(4,246,075)	(1,296)
Subletting	—	(39,530)	—	—	—	—	—	(39,530)
Assets held for sale (Note 11)	—	(7,399)	—	—	(1,362)	—	—	(8,761)
Depreciation	(3,338,226)	(3,069,634)	(1,657,822)	(67,539)	—	(75,865)	—	(8,209,086)
Balance on December 31, 2025	21,698,964	15,775,408	5,339,327	118,258	237,260	445,145	1,977,415	45,591,777
Additions	4,346	547,039	31,824	—	—	17,291	1,249,166	1,849,666
Write-offs, net(1)	(1,258)	(25,810)	—	—	—	(187)	(7,555)	(34,810)
Net transfers	1,635,147	(41,329)	392,495	30,260	—	8,435	(2,025,008)	—
Subletting	—	(2,261)	—	—	—	—	—	(2,261)
Assets held for sale (Note 11)	—	(232)	—	—	—	14	—	(218)
Depreciation (Note 25)	(1,107,254)	(1,038,944)	(570,710)	(15,879)	—	(41,868)	—	(2,774,655)
Balance on March 31, 2026	22,229,945	15,213,871	5,192,936	132,639	237,260	428,830	1,194,018	44,629,499

Balance on December 31, 2025
Cost	94,841,291	50,078,389	32,920,602	6,585,077	237,260	5,882,621	1,977,415	192,522,655
Accumulated depreciation	(73,142,327)	(34,302,981)	(27,581,275)	(6,466,819)	—	(5,437,476)	—	(146,930,878)
Total	21,698,964	15,775,408	5,339,327	118,258	237,260	445,145	1,977,415	45,591,777

Balance on March 31, 2026
Cost	96,726,750	50,154,130	33,338,142	6,614,767	237,260	5,805,370	1,194,018	194,070,437
Accumulated depreciation	(74,496,805)	(34,940,259)	(28,145,206)	(6,482,128)	—	(5,376,540)	—	(149,440,938)
Total	22,229,945	15,213,871	5,192,936	132,639	237,260	428,830	1,194,018	44,629,499

25

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2024	22,770,806	15,990,041	5,510,213	212,486	239,265	453,959	1,635,611	46,812,381
Additions	36,624	448,889	22,131	592	—	45,972	1,209,330	1,763,538
Write-offs, net (1)	(958)	(56,699)	(17)	—	—	(6,321)	(3,066)	(67,061)
Net transfers	1,025,223	132,947	300,179	3,017	—	506	(1,461,872)	—
Subletting	—	(16,964)	—	—	—	—	—	(16,964)
Business combination - Samauma	—	—	—	—	—	217	—	217
Depreciation (Note 25)	(1,096,989)	(997,287)	(548,121)	(45,514)	—	(47,740)	—	(2,735,651)
Balance on March 31, 2025	22,734,706	15,500,927	5,284,385	170,581	239,265	446,593	1,380,003	45,756,460
Additions	103,532	3,187,322	68,210	(2)	—	125,581	4,860,406	8,345,049
Write-offs, net (1)	(1,852)	(161,162)	—	—	(643)	(429)	(8,506)	(172,592)
Net transfers (2)	2,210,588	414,207	1,661,805	14,595	—	(54,258)	(4,248,235)	(1,298)
Subletting	—	12,091	—	—	—	—	—	12,091
Assets held for sale (Note 11)	—	(7,399)	—	—	(1,362)	—	—	(8,761)
Business combination - FiBrasil	—	1,563,540	—	—	818	1,061	114,083	1,679,502
Business combination - Cyber	2,800	505	—	—	—	990	860	5,155
Depreciation	(3,340,249)	(3,107,821)	(1,658,307)	(67,570)	—	(84,619)	—	(8,258,566)
Balance on December 31, 2025	21,709,525	17,402,210	5,356,093	117,604	238,078	434,919	2,098,611	47,357,040
Additions	5,039	600,950	33,225	—	—	16,977	1,247,236	1,903,427
Write-offs, net (1)	(1,260)	(25,832)	—	—	—	(187)	(7,881)	(35,160)
Net transfers (2)	1,635,155	(41,329)	392,495	30,260	—	8,435	(2,025,816)	(800)
Assets held for sale (Note 11)	—	(232)	—	—	—	14	—	(218)
Depreciation (Note 25)	(1,108,500)	(1,102,398)	(570,709)	(16,966)	—	(45,368)	—	(2,843,941)
Balance on March 31, 2026	22,239,959	16,833,369	5,211,104	130,898	238,078	414,790	1,312,150	46,380,348

Balance on December 31, 2025
Cost	94,868,938	52,291,576	32,937,369	6,585,887	238,078	6,078,455	2,098,611	195,098,914
Accumulated depreciation	(73,159,413)	(34,889,366)	(27,581,276)	(6,468,283)	—	(5,643,536)	—	(147,741,874)
Total	21,709,525	17,402,210	5,356,093	117,604	238,078	434,919	2,098,611	47,357,040

Balance on March 31, 2026
Cost	96,755,096	52,423,463	33,356,310	6,615,577	238,078	6,000,891	1,312,150	196,701,565
Accumulated depreciation	(74,515,137)	(35,590,094)	(28,145,206)	(6,484,679)	—	(5,586,101)	—	(150,321,217)
Total	22,239,959	16,833,369	5,211,104	130,898	238,078	414,790	1,312,150	46,380,348

(1)	Infrastructure includes R$25,808 and R$213,077 in 2026 and 2025, respectively, referring to the cancellation of lease agreements (Note 13.c)
(2)	Total balances refer to transfers between classes of fixed and intangible assets (Note 14.a).

13.b. Annual depreciation rates

The annual depreciation rates are presented below (lease assets rates presented in Note 13.c).

	Company						Consolidated
Description	03.31.2026			12.31.2025			03.31.2026			12.31.2025
Switching and transmission equipment and media	2.50%	to	66.67%	2.50%	to	66.67%	2.50%	to	66.67%	2.50%	to	66.67%
Infrastructure	2.50%	to	20.00%	2.50%	to	20.00%	2.50%	to	50.00%	2.50%	to	50.00%
Leased equipment (cell phones and modems)	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%
Terminal equipment	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	50.00%	10.00%	to	50.00%
Other P&E assets	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%

13.c. Additional information on leases

Changes in the consolidated balances of leases, included above (Note 13.a), were:

26

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Infrastructure	Switching and transmission equipment	Other	Total
Balance on December 31, 2024	12,989,228	253,131	5,259	13,247,618
Additions	439,493	35,233	35,862	510,588
Subletting (Note 13.a)	(16,964)	—	—	(16,964)
Depreciation	(883,432)	(25,283)	(4,739)	(913,454)
Cancellation of contracts	(55,318)	(840)	—	(56,158)
Balance on March 31, 2025	12,473,007	262,241	36,382	12,771,630
Additions	3,068,882	93,024	27,643	3,189,549
Subletting (Note 13.a)	12,091	—	—	12,091
Depreciation	(2,731,621)	(64,569)	(13,774)	(2,809,964)
Cancellation of contracts	(157,759)	(210)	—	(157,969)
Business combination - FiBrasil	110,330	—	—	110,330
Business combination - Cyber	380	—	—	380
Balance on December 31, 2025	12,775,310	290,486	50,251	13,116,047
Additions	545,358	1,732	—	547,090
Depreciation	(938,662)	(18,958)	(4,519)	(962,139)
Cancellation of contracts	(25,808)	—	(110)	(25,918)
Balance on March 31, 2026	12,356,198	273,260	45,622	12,675,080

Balance on December 31, 2025
Cost	32,014,344	638,473	193,117	32,845,934
Accumulated depreciation	(19,239,034)	(347,987)	(142,866)	(19,729,887)
Total	12,775,310	290,486	50,251	13,116,047

Balance on March 31, 2026
Cost	32,469,745	640,205	192,209	33,302,159
Accumulated depreciation	(20,113,547)	(366,945)	(146,587)	(20,627,079)
Total	12,356,198	273,260	45,622	12,675,080

Annual depreciation rates for leased assets:

	Company						Consolidated
Description	03.31.2026			12.31.2025			03.31.2026			12.31.2025
Infrastructure	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%
Switching and transmission equipment and media	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%
Other P&E assets	26.09%	to	37.50%	26.09%	to	37.50%	26.09%	to	37.50%	26.09%	to	37.50%

13.d. Property, plant and equipment items pledged in guarantee

On March 31, 2026 and December 31, 2025, consolidated PP&E offered as collateral in legal proceedings total R$9,402 and R$9,675, respectively.

27

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

14. INTANGIBLE ASSETS

14.a. Balances and changes

	Company
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balance on December 31, 2024	26,262,978	13,595,254	6,568,617	484,179	85,793	30,736	826,247	47,853,804
Additions	—	—	28	—	—	—	615,595	615,623
Net transfers	—	—	813,327	—	—	—	(813,327)	—
Amortization (Note 25)	—	(329,568)	(594,859)	(21,051)	(27,406)	(652)	—	(973,536)
Balance on March 31, 2025	26,262,978	13,265,686	6,787,113	463,128	58,387	30,084	628,515	47,495,891
Additions	—	—	1,883	—	—	—	2,241,857	2,243,740
Net transfers(2)	—	—	2,081,793	—	—	—	(2,080,497)	1,296
Amortization	—	(988,708)	(1,872,776)	(63,154)	(19,285)	(1,953)	—	(2,945,876)
Balance on December 31, 2025	26,262,978	12,276,978	6,998,013	399,974	39,102	28,131	789,875	46,795,051
Additions	—	—	655	—	—	—	687,476	688,131
Write-offs, net	—	—	(80)	—	—	—	—	(80)
Net transfers	—	—	853,336	—	—	—	(853,336)	—
Amortization (Note 25)	—	(329,569)	(671,126)	(21,051)	(3,806)	(651)	—	(1,026,203)
Balance on March 31, 2026	26,262,978	11,947,409	7,180,798	378,923	35,296	27,480	624,015	46,456,899

Balance on December 31, 2025
Cost	26,262,978	29,772,875	33,520,865	1,658,897	4,536,912	269,557	789,875	96,811,959
Accumulated amortization	—	(17,495,897)	(26,522,852)	(1,258,923)	(4,497,810)	(241,426)	—	(50,016,908)
Total	26,262,978	12,276,978	6,998,013	399,974	39,102	28,131	789,875	46,795,051

Balance on March 31, 2026
Cost	26,262,978	29,772,875	34,359,150	1,658,897	4,536,912	269,557	624,015	97,484,384
Accumulated amortization	—	(17,825,466)	(27,178,352)	(1,279,974)	(4,501,616)	(242,077)	—	(51,027,485)
Total	26,262,978	11,947,409	7,180,798	378,923	35,296	27,480	624,015	46,456,899

28

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balance on December 31, 2024	26,565,135	13,595,254	6,586,840	496,172	122,126	68,305	827,815	48,261,647
Additions	—	—	28	—	—	—	615,593	615,621
Write-offs, net	—	—	—	—	—	—	—	—
Net transfers	—	—	813,327	—	—	—	(813,327)	—
Business combination – Samauma	59,597	—	6	4,222	—	9,346	—	73,171
Amortization (Note 25)	—	(329,568)	(596,096)	(21,836)	(29,183)	(2,642)	—	(979,325)
Balance on March 31, 2025	26,624,732	13,265,686	6,804,105	478,558	92,943	75,009	630,081	47,971,114
Additions	—	—	52,157	—	—	—	2,242,037	2,294,194
Net transfers(2)	—	—	2,082,183	(80)	(102)	(205)	(2,080,498)	1,298
Business combination – Samauma	(21,007)	—	—	1,238	—	11,944	—	(7,825)
Business combination – IPNET	1,960	—	—	—	(130)	(172)	—	1,658
Business combination – FiBrasil	631,169	—	42,203	445	3,836	—	—	677,653
Business combination – Cyber	—	—	1,228	—	—	—	—	1,228
Amortization	—	(988,708)	(1,880,714)	(66,053)	(24,587)	(10,800)	—	(2,970,862)
Balance on December 31, 2025	27,236,854	12,276,978	7,101,162	414,108	71,960	75,776	791,620	47,968,458
Additions	—	—	4,120	—	—	—	687,055	691,175
Write-offs, net	—	—	(80)	—	—	—	—	(80)
Net transfers(2)	—	—	854,314	—	—	—	(853,514)	800
Amortization (Note 25)	—	(329,569)	(679,021)	(22,024)	(5,733)	(3,527)	—	(1,039,874)
Balance on March 31, 2026	27,236,854	11,947,409	7,280,495	392,084	66,227	72,249	625,161	47,620,479

Balance on December 31, 2025
Cost	27,236,854	29,772,875	33,811,189	1,679,752	4,583,991	336,367	791,620	98,212,648
Accumulated amortization	—	(17,495,897)	(26,710,027)	(1,265,644)	(4,512,031)	(260,591)	—	(50,244,190)
Total	27,236,854	12,276,978	7,101,162	414,108	71,960	75,776	791,620	47,968,458

Balance on March 31, 2026
Cost	27,236,854	29,772,875	34,653,117	1,679,752	4,583,991	336,367	625,161	98,888,117
Accumulated amortization	—	(17,825,466)	(27,372,622)	(1,287,668)	(4,517,764)	(264,118)	—	(51,267,638)
Total	27,236,854	11,947,409	7,280,495	392,084	66,227	72,249	625,161	47,620,479

(1)	Refer to the operations of Santo Genovese Participações (2004); Spanish and Figueira (2006); Telefônica Televisão Participações (2008); Vivo Participações (2011); GVT Participações (2015), Garliava and Vita IT (2022), Vale Saúde (2023), IPNET (2024), Samauma and FiBrasil (2025).
(2)	Refer to transfers between classes of fixed and intangible assets (Note 13.a).

14.b. Annual amortization rates

	Company						Consolidated
Description	03.31.2026			12.31.2025			03.31.2026			12.31.2025
Licenses	3.60%	to	24.00%	3.60%	to	24.00%	3.60%	to	24.00%	3.60%	to	24.00%
Software	20.00%			20.00%			20.00%			20.00%
Trademarks	5.13%			5.13%			5.13%	to	23.53%	5.13%	to	23.53%
Customer portfolio	10.00%	to	12.50%	10.00%	to	12.50%	10.00%	to	20.69%	10.00%	to	20.69%
Other intangible assets	20.00%			20.00%			16.67%	to	25.00%	16.67%	to	25.00%

29

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

15. PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Social charges and benefits	628,923	568,166	713,748	645,291
Profit sharing	183,594	489,023	197,974	533,219
Share-based payment plans (Note 29)	146,950	151,325	150,559	154,736
Salaries and wages	31,426	42,914	87,656	94,518
Others	—	—	32,231	31,611
Total	990,893	1,251,428	1,182,168	1,459,375

Current	945,338	1,171,475	1,103,539	1,346,202
Non-current	45,555	79,953	78,629	113,173

16. TRADE ACCOUNTS PAYABLE

The Company and/or its subsidiaries do not have financing agreements with suppliers.

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Sundry suppliers (Opex, Capex, Services e Material)	8,769,181	8,354,699	9,423,583	9,020,559
Related parties (Note 28)	646,957	604,018	311,659	319,751
Amounts payable (operators, cobilling)	293,517	291,670	293,519	291,670
Interconnection / interlink	203,680	229,314	203,680	229,314
Total	9,913,335	9,479,701	10,232,441	9,861,294

17. TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Fistel(1)	7,159,933	6,147,772	7,159,933	6,147,772
ICMS	1,385,059	1,332,544	1,473,620	1,417,412
PIS and COFINS	219,191	215,904	242,615	233,775
Fust and Funttel	109,175	106,635	109,175	106,635
Other taxes	192,590	175,821	208,540	191,812
Total	9,065,948	7,978,676	9,193,883	8,097,406

Current	1,535,160	1,467,678	1,591,560	1,516,170
Non-current	7,530,788	6,510,998	7,602,323	6,581,236

(1)	This refers to outstanding balances from 2020 to 2025 whose enforceability is suspended, according to decisions of the Federal Regional Court of the First Region, and there is no prospect of the judgment being concluded in the short term. The amount is classified as a non-current liability and is updated by the Selic rate.

30

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

18. DIVIDENDS AND INTEREST ON EQUITY

Article 8 of Complementary Law No. 224, of December 26, 2025, amended item 2 of Article 9 of Law No. 9,249, of December 25, 1995, increasing the withholding income tax on JSCP (Interest on Equity) from 15% to 17.5% on the date of payment or credit to the beneficiary. This amendment is effective from January 1, 2026.

18.a. Dividends and interest on equity payable

18.a.1. Balances

	Consolidated
	03.31.2026	12.31.2025
Telefónica	1,180,154	1,002,973
Telefónica Latinoamérica Holding	1,132,828	962,667
Telefónica Chile	—	1,481
Non-controlling interest	905,004	807,423
Total	3,217,986	2,774,544

18.a.2. Changes in balances

	Consolidated
	2026	2025
Balance at the beginning of the year	2,774,544	2,237,090
Estimated JSCP (net of withholding tax)	433,125	323,000
Payment of dividends and interest on equity	(384)	(137)
Estimated withholding income tax on shareholders exempt from/immune from interest on equity.	10,701	3,882
Balance on March 31	3,217,986	2,563,835
Estimated JSCP (net of withholding tax)		2,541,500
Unclaimed dividends and interest on equity		(150,553)
Payment of dividends and interest on equity		(2,187,265)
Estimated withholding income tax on shareholders exempt from/immune from interest on equity.		7,027
Balance at the end of the period		2,774,544

Interest on equity and dividends paid to shareholders are classified in “Financing Activities“ in the statement of cash flows.

19. PROVISION AND CONTINGENCIES

The Company and its subsidiaries are party to administrative and judicial proceedings for labor, tax, regulatory and civil claims filed at different court levels. Management of the Company and its subsidiaries, under the advice of its legal counsel, recognized provision for legal proceedings when an unfavorable outcome is considered probable.

19.a. Balances and changes

At March 31, 2026, the nature and composition of the provisions with a probable risk of loss, and details of the contingent liability, provision for dismantling, refunds to customers and provision for fines for cancellation of lease contracts are the same as in Note 20. Provision and contingencies, disclosed in the financial statements for the year ended December 31, 2025.

The balances and changes in the provision for probable risk of losses, in addition to contingent liabilities, provision for dismantling, amounts to be refunded to customers and provision for fines for cancellation of lease contracts are:

31

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Company
	Provision for legal clains					Provision for fines for canceling lease agreements	Provision for decommissioning	Amounts to be refunded to customers	Total
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA)
Balance on December 31, 2024	1,862,501	1,151,095	1,406,253	891,398	1,053,512	41,005	408,949	90,663	6,905,376
Additions (reversal), net (Note 26)	29,880	(7,252)	65,486	100,490	(6,300)	5,490	(3,878)	(90,663)	93,253
Other additions(1)	—	(172,320)	—	—	—	—	1,832	—	(170,488)
Write-offs due to payment	(4,848)	(384)	(105,314)	(91,664)	—	(20)	—	—	(202,230)
Interest accruals (Note 27)	34,828	13,587	37,485	57,487	23,479	—	1,516	—	168,382
Balance on March 31, 2025	1,922,361	984,726	1,403,910	957,711	1,070,691	46,475	408,419	—	6,794,293
Additions (reversal), net	76,490	23,294	190,369	276,987	(16,508)	(2,194)	(19,374)	—	529,064
Other additions (reversal)	(75,119)	—	—	—	—	—	8,170	—	(66,949)
Write-offs due to payment	(57,407)	(9,778)	(285,126)	(422,594)	—	(2,331)	—	—	(777,236)
Interest accruals	102,670	75,720	120,173	149,938	87,949	—	12,713	—	549,163
Balance on December 31, 2025	1,968,995	1,073,962	1,429,326	962,042	1,142,132	41,950	409,928	—	7,028,335
Additions (reversal), net (Note 26)	16,115	(4,720)	111,809	52,791	(7,307)	(4,614)	(1,530)	—	162,544
Other additions (reversal)	—	—	—	—	—	—	2,614	—	2,614
Write-offs due to payment	(30,437)	(4,676)	(74,653)	(86,636)	—	(658)	—	—	(197,060)
Interest accruals (Note 27)	8,999	9,118	52,651	33,082	49,655	—	1,711	—	155,216
Balance on March 31, 2026	1,963,672	1,073,684	1,519,133	961,279	1,184,480	36,678	412,723	—	7,151,649

Balance on December 31, 2025
Current	79,768	55,651	745,614	659,582	—	41,950	—	—	1,582,565
Non-current	1,889,227	1,018,311	683,712	302,460	1,142,132	—	409,928	—	5,445,770
Total	1,968,995	1,073,962	1,429,326	962,042	1,142,132	41,950	409,928	—	7,028,335

Balance on March 31, 2026
Current	81,198	60,271	803,442	650,223	—	36,678	—	—	1,631,812
Non-current	1,882,474	1,013,413	715,691	311,056	1,184,480	—	412,723	—	5,519,837
Total	1,963,672	1,073,684	1,519,133	961,279	1,184,480	36,678	412,723	—	7,151,649

32

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Provision for legal claims
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA)	Provision for fines for canceling lease agreements	Provision for decommissioning	Amounts to be refunded to customers	Total
Balance on December 31, 2024	2,022,987	1,151,095	1,411,141	935,541	1,075,139	41,005	412,214	90,663	7,139,785
Additions (reversal), net (Note 26)	29,873	(7,252)	65,677	100,222	(6,300)	5,490	(5,232)	(90,663)	91,815
Other additions (reversal)	—	(172,320)	—	3	(1,745)	—	1,832	—	(172,230)
Write-offs due to payment	(4,848)	(384)	(105,562)	(92,560)	—	(20)	—	—	(203,374)
Business combination – Samauma	4,189	—	—	4,572	2,368	—	—	—	11,129
Interest accruals (Note 27)	36,842	13,587	37,240	57,985	23,852	—	1,517	—	171,023
Balance on March 31, 2025	2,089,043	984,726	1,408,496	1,005,763	1,093,314	46,475	410,331	—	7,038,148
Additions (reversal), net	76,708	23,294	192,309	277,772	(20,440)	(2,194)	(20,688)	—	526,761
Other additions (reversal)	(75,119)	—	—	(1)	1,745	—	8,170	—	(65,205)
Write-offs due to payment	(57,609)	(9,778)	(287,052)	(426,509)	(1,544)	(2,331)	—	—	(784,823)
Business combination – IPNET	(38,123)	—	—	(24,795)	—	—	—	—	(62,918)
Business combination – Samauma	595	—	—	(3,999)	94	—	—	—	(3,310)
Business combination – FiBrasil	—	—	—	1,528	24,065	—	—	—	25,593
Business combination – Cyber	1,663	—	—	158	—	—	—	—	1,821
Interest accruals	107,913	75,720	120,912	148,635	89,401	—	12,711	—	555,292
Balance on December 31, 2025	2,105,071	1,073,962	1,434,665	978,552	1,186,635	41,950	410,524	—	7,231,359
Additions (reversal), net (Note 26)	16,114	(4,720)	111,975	52,841	(7,307)	(4,614)	(1,530)	—	162,759
Other additions (reversal)	—	—	—	—	—	—	2,614	—	2,614
Write-offs due to payment	(30,437)	(4,676)	(74,943)	(87,017)	—	(658)	—	—	(197,731)
Interest accruals (Note 27)	10,887	9,118	52,342	33,032	49,926	—	1,711	—	157,016
Balance on March 31, 2026	2,101,635	1,073,684	1,524,039	977,408	1,229,254	36,678	413,319	—	7,356,017

Balance on December 31, 2025
Current	89,274	55,651	749,193	662,626	8,166	41,950	596	—	1,607,456
Non-current	2,015,797	1,018,311	685,472	315,926	1,178,469	—	409,928	—	5,623,903
Total	2,105,071	1,073,962	1,434,665	978,552	1,186,635	41,950	410,524	—	7,231,359

Balance on March 31, 2026
Current	90,982	60,271	806,946	652,782	8,671	36,678	596	—	1,656,926
Non-current	2,010,653	1,013,413	717,093	324,626	1,220,583	—	412,723		5,699,091
Total	2,101,635	1,073,684	1,524,039	977,408	1,229,254	36,678	413,319	—	7,356,017

(1)	In 2025, relevant events occurred in the movements of tax and regulatory provisions: (i) tax: due to the Company's adherence to tax amnesty programs in several states of the Federation, with gains from the reversal of operating expenses of provision for contingencies of R$25,638 (note 26), gains from the reversal of financial expenses of monetary updating of provisions for contingencies of R$65,990 (note 27) and assumption of debt of R$75,119 (note 20); and (ii) regulatory: due to adherence to the Desenrola program.

33

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

19.b. Tax provision and contingencies

	Company		Consolidated
Nature/Expected Risk of loss	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Probable	1,963,672	1,968,995	2,101,635	2,105,071
Federal	712,539	700,738	848,834	835,180
State	417,826	494,960	419,494	496,594
Municipal	134,602	132,899	134,602	132,899
FUST	698,705	640,398	698,705	640,398
Possible	50,854,537	50,649,037	51,322,299	51,086,071
Federal	4,456,616	5,775,198	4,485,334	5,803,304
State	34,796,356	33,476,863	34,796,931	33,477,423
Municipal	417,627	428,867	827,136	808,770
FUST, FUNTTEL and FISTEL	11,183,938	10,968,109	11,212,898	10,996,574

19.b.1. Tax provisions

Management, under the advice of legal counsel, believes that the following losses present a probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) Social Investment Fund (Finsocial) offset amounts; (iv) additional charges to the PIS and COFINS tax base, as well as additional charges for COFINS required by Law No. 9,718/1998; and (v) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level for ICMS, for: (i) disallowance of credits; (ii) nonpayment of tax on alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) nonpayment of tax on discounts to customers; (viii) unmeasured services; (ix) CIAP credit; (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment of the STF; and (xi) fine for non-compliance with an accessory obligation.

Municipal taxes

The Company and/or its subsidiaries are party to Municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU“); (ii) Services tax (“ISS“) on equipment leasing services, non-core activities and supplementary activities and withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

34

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

19.b.2. Possible risk of loss - tax contingencies

Management, under the advice of legal counsel, believes that the risk of loss for the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) is possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Federal level, which are awaiting decision at different court levels.

The more significant proceedings are: (i) contested non approval of requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals for employees, withholding of 11% (assignment of workforce); and (c) Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) – on loan transactions, intercompany loans and credit transactions; (vii) IRRF on capital gain on the sale of the GVT Group to the Company; and (viii) exclusion of ICMS from the PIS and COFINS calculation base.

State taxes

The Company and/or its subsidiaries maintain several administrative and judicial actions at the state level, related to ICMS (Tax on Circulation of Goods and Services), which are awaiting judgment at various court levels, including: (i) rental of movable property; (ii) reversal of untimely credits; (iii) provision of services outside of São Paulo with collection for the State of São Paulo; (iv) co-billing; (v) tax substitution with fictitious calculation basis (tax schedule); (vi) use of credits from the acquisition of electricity; (vii) ancillary activities, value-added and supplementary services; (viii) tax credits related to challenges/contests regarding telecommunications services not provided or erroneously charged (Agreement 39/01); (ix) deferred collection related to interconnection (Detraf); (x) credits arising from tax benefits; (xi) disallowance of tax incentives related to cultural projects; (xii) crediting of goods intended for fixed assets and transfers of these goods between own establishments; (xiii) credits for the tax on communication services used in the provision of services of the same nature; (xiv) discussions on the activation of recharges in the prepaid service; (xv) reversal of credit resulting from a loan operation, in the assignment of networks (own consumption and exemption for public bodies); (xvi) CDR/Detraf fine; (xvii) own consumption; (xviii) exemption for public bodies; (xix) amounts given as discounts; (xx) monthly subscription with discussion about minutes allowance; and (xxi) fine for non-compliance with ancillary obligation.

Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Municipal level, which are awaiting decision at different court levels.

The more significant proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund (“FUST“)

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD“) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/2000, which are awaiting a decision from Higher Courts.

35

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On March 31, 2026 and December 31, 2025, the consolidated amount totaled R$6,308,158 and R$6,166,037, respectively.

Fund for Technological Development of Telecommunications (“FUNTTEL“)

Proceedings have been filed to exempt interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL tax calculation basis, as determined by Law 10,052/2000 and Decree No. 3,737/2001, pursuant to Article 4, paragraph 5, of Resolution 95/2013.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On March 31, 2026 and December 31, 2025, the consolidated amount totaled R$2,395,251 and R$2,344,915, respectively.

Telecommunications Inspection Fund (“FISTEL“)

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radio frequency associated with the operation of the telephone service personal mobile service.

On March 31, 2026 and December 31, 2025, the consolidated amount totaled R$2,509,489 and R$2,485,622, respectively.

19.c. Regulatory provision and contingencies

	Company / Consolidated
Nature/Expected Risk of loss	03.31.2026	12.31.2025
Probable	1,073,684	1,073,962
Possible	3,241,381	3,237,934

19.c.1. Regulatory provisions

Management, under the advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings to be probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL, alleging non-compliance with sectoral regulations, as well as filing legal proceedings, mostly, sanctions applied by ANATEL at the administrative level. These include:

•	Burden: Specifically regarding the payment of the onerous charge applied to Personal Mobile Service (SMP) (SMP burden), there is a dispute as to whether revenues are due for radio frequency renewal. Management, under the advice of legal counsel, assesses that there is a probable loss for the SMP burden regarding data revenue, due to the existence of unfavorable decisions both by ANATEL in 2021 and in the lower court. Although the Company managed to overturn one of the unfavorable decisions, the judgment of the Company's Appeal in the lower court was not final, and ANATEL has already appealed. The Company is now prospectively paying amounts for ANATEL, starting in 2022, accordingly, the provision is maintained.
•	General User Rights (“DGU”): The Company and/or its subsidiaries are involved in administrative and judicial discussions regarding the rights of users of telecommunications services, with regard the General Regulation of Consumer Rights of Telecommunications Services (“RGC”), approved by Resolution No. 632/2014, especially regarding the provision of services, collection of amounts, disputes, reimbursement, among others.

36

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

•	Quality: The Company and/or its subsidiaries are involved in administrative and judicial discussions regarding telecommunications services arising from SMP, SeAC and SCM concessions, compliance with the indicators that measure the quality of these services nationwide, based on the Telecommunications Services Quality Regulation (“RQUAL”), approved by Resolution No. 717/2019.
•	Relationship with other Providers: The Company and/or its subsidiaries are involved in administrative and legal discussions affecting the regulatory relationship with other telecommunications service providers regarding interconnection, EILD, and the supply of other wholesale products.

The consolidated provisions totaled R$987,614 and R$989,545 on March 31, 2026 and December 31, 2025, respectively.

Other cases:

•	The Company and/or its subsidiaries are involved in administrative and legal discussions regarding other matters, including for service interruptions, various regulatory obligations, technical irregularities, Public Civil Actions, among others.
•	On October 1, 2024, the Company was advised of a Monitoring and Control Procedure ("PAC") for Reimbursement to monitor compliance with the obligation to compensate consumers identified in a Procedure for Determining Non-Compliance with Obligations ("PADO") that is in progress. As the original PADO has not issued its final decision, a request was made to suspend the PAC, which was accepted by ANATEL through a Decision.

The consolidated amounts provisions totaled R$86,070 and R$84,417 on March 31, 2026 and December 31, 2025, respectively.

19.c.2. Possible risk of losses - regulatory contingencies

Management, under the advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is possible:

•	Dispute regarding the revenues to be included in the calculation of the fee due for the extension of radio frequencies associated with SMP (except for SMP data revenues, as informed in item c.1 of this note). In ANATEL's view, the fee should consider 2% applie to percentage on all economic benefits arising from the provision of the SMP service. However, in the Company's view, revenues that are not part of the SMP service plans, such as interconnection, SVA, revenues earned in the 15th year of the license validity, and others, should not be considered in the fee calculation. Accordingly, the Company filed administrative claims and lawsuits to challenge ANATEL's fee charges. In July 2024, the ANATEL Board of Directors judged the PAC (Annual Permit for the Development of the Telecommunications Sector) regarding the calculation of the burden for the 2016 biannual period, related to the extension of the radio frequency associated with the SMP (Mobile Personal Service), the result of which was partially favorable to the Company, insofar as it decided to include the terms of lesser scope in the calculation methodology, resulting in a reduction of values. In this vein, ANATEL has already recalculated the bienniums of 2017, 2018, and 2022 to reflect the effects of the decision, with the remaining ones pending recalculation by ANATEL. It is estimated that, with a prognosis of possible loss of the SMP burden, the value is approximately is R$1,186,295 and R$1,182,102 on March 31, 2026 and December 31, 2025, respectively.
•	In 2026, R$34,853 was received due to the filing of the SMP (Mobile Personal Service) burden declaration for the 2025/2026 biennium, under PAC No. 53500.099440/2025-06, relating to items that the Company considers controversial and are the subject of dispute with ANATEL (Brazilian National Telecommunications Agency).

37

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

•	Legal proceeding filed by the Company to overturn a decision by CADE, alleging that certain operators (Claro, Oi Móvel and the Company) had engaged in anticompetitive conduct by forming the Rede Correios Consortium to compete in electronic auction No. 144/2015, held by the Brazilian Post and Telegraph Company; and that there was alleged price discrimination by the Company in relation to services offered to BT Brasil Serviços de Telecomunicações Ltda (“BT”), imposing a fine of R$28,394, which plus interest totals R$42,449 and R$43,260 on March 31, 2026 and December 31, 2025, respectively. This action seeks to annul the aforementioned sanction, based on (i) no legal prohibition to form a consortium to participate in a public bidding process; (ii) the lack of typicality and the impossibility of sanctioning by analogy; and (iii) the absence of clear criteria for calculating the sanction and the lack of reasonableness. The case is in the lower courts awaiting a ruling.
•	The PADO that deals with coverage targets for which the fine applied was R$127,741, plus interest totaling R$188,806 and R$184,486 on March 31, 2026 and December 31, 2025, respectively, in lieu of settling the fine in cash by providing investment in the installation of a 4G radio base station in 188 locations with no access to this technology, within two and a half years, including year one maintenance costs. The installation will not be performed by range sharing, swap, network rental, industrial exploration contracts, or other contractual means. Upon confirmation by ANATEL, compliance within the determined period has been subject to monitoring.
•	On October 1, 2024, the Company was advised of a Monitoring and Control Procedure (“PAC”) for Compensation to monitor compliance with the obligation to provide compensation to consumers identified in a Procedure for Determining Non-Compliance with Obligations (“PADO”) which is in progress, which plus interest totals R$41,663 and R$40,524 on March 31, 2026 and December 31, 2025, respectively. As the original PADO has no final decision yet, a request was made to suspend the PAC, which was accepted by ANATEL.

The consolidated estimates totaled R$1,494,066 and R$1,450,372 on March 31, 2026 and December 31, 2025, respectively.

In addition to the cases above, the Company is involved in administrative proceedings instituted mainly by ANATEL (other agents, including other operators, also have claims against the Company) based on alleged non-compliance with sectoral regulations, as well as ordinary legal proceedings and writs of mandamus, mainly, sanctions applied by ANATEL in the administrative sphere (Note 19.c.1.), namely: General User Rights (“DGU”); Quality and Relationship between Providers. The consolidated amounts involved totaled R$1,294,041 and R$1,315,968 on March 31, 2026 and December 31, 2025, respectively.

Other cases:

•	The Company and/or its subsidiaries are involved in administrative and legal matters, such as coverage targets, service interruptions, various regulatory obligations, technical irregularities, payment of public prices for the acquisition of radio frequencies, compensation for unused frequency bands previously granted to the MMDS, Public Civil Actions, among others.
•	The Company is a party to legal proceedings concerning the suspension of services, non-increase of tariffs, repairs and maintenance of poles, not currently inestimable. These proceedings are still awaiting judgment in the respective courts.

The consolidated estimates totaled R$453,274 and R$471,594 on March 31, 2026 and December 31, 2025, respectively.

19.d. Civil provision civil contingencies

	Company		Consolidated
Nature/Estimated Risk of loss	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Probable	1,519,133	1,429,326	1,524,039	1,434,665
Possible	1,858,841	1,799,895	1,876,235	1,815,801

38

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

19.d.1. Civil provisions

Management, under the advice of legal counsel, believes that the following civil proceedings will result in losses:

•        The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On March 31, 2026 and December 31, 2025, the provision was R$124,901 and R$133,322, respectively.

•      The Company and/or its subsidiaries are party to various civil proceedings related to individual matters at a consumer level, relating to the non-provision of services and/or products sold. On March 31, 2026 and December 31, 2025, the provision was R$253,762 and R$250,015, respectively.

•      The Company and/or its subsidiaries are party to various civil proceedings of a consumer and non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On March 31, 2026 and December 31, 2025, the provision was R$1,145,376 and R$1,051,328, respectively.

19.d.2. Possible losses - civil contingencies

Management, under the advice of legal counsel, believes that the risk of losses is possible for the following civil proceedings:

•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the Consumer Protection (“PROCON“), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business.
•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune“), a Brazilian company, filed lawsuits on November 20, 2001, against 23 wireless carriers claiming to own the patent for “Bina“, a caller ID. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10,000.00 (Ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A review appeal was filed which granted a stay of execution suspending the unfavorable decision until final judgment in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. An expert report was submitted and the claims were dismissed. The parties filed an appeal. On February 1, 2023, the Court of Justice of the Federal District and Territories (“TJDFT”) judged the appeals and, unanimously, dismissed them, upholding the sentence of inadmissibility. Subsequently, a Special Appeal was filed by Lune, addressed by the Superior Court of Justice. An internal appeal was filed by Lune, which has not yet been judged. Management is unable to reasonably estimate a liability with respect to this claim.

39

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

•	The Company, together with other operators that provide telecommunications services, is a defendant in disputes that challenge the practice adopted by operators of imposing a prescriptive term for the use of prepaid minutes. In other words, the plaintiff claims that the minutes of the prepaid package should not expire after the end of a specific term, and can be used at any time by the consumer. The TRF of the 6th Region, the public civil action that was originally processed in Uberlândia/MG forwarded it to the new TRF, which rejected the necessary referral, maintaining the inadmissibility of the claims made by the MPF, with the decision of the TRF of the 6th Region having already become final. There is still an ongoing public civil action, which was originally processed in Belém/PA, which is awaiting judgment in the TRF of the 1st Region, as well as the public civil action proposed by the OAB/SP against the Federal Union, ANATEL and operators, which was summarily extinguished, but which, by decision of the TRF of the 3rd Region, determined the processing of the action, without any sentence having been handed down yet.

19.e. Labor provision and contingencies

	Company		Consolidated
Nature/Estimated Risk of loss	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Probable	961,279	962,042	977,408	978,552
Possible	1,126,601	1,132,609	1,144,096	1,151,825

The labor provision and contingencies involve several labor claims of former employees and former outsourced employees (claiming secondary obligor or joint liability), for among others: differences in overtime pay, variable remuneration, salary parity, additional unhealthy or dangerous practices.

20. LOANS, FINANCING, DEBENTURES, LEASES AND OTHER CREDITORS

On March 31, 2026, the contractual conditions of loans, financing, debentures and leases are the same as in Note 21. Loans, Financing, Debentures, Leases and Other Creditors, disclosed in the financial statements for the year ended December 31, 2025.

20.a. Balances

	Consolidated
	03.31.2026			12.31.2025
	Current	Non-current	Total	Current	Non-current	Total
Leases (a.1)	4,814,965	10,217,313	15,032,278	4,883,176	10,549,678	15,432,854

Debentures (a.2)	94,035	2,921,459	3,015,494	161,453	2,905,512	3,066,965

Loans and financing	283,605	1,539,032	1,822,637	304,235	1,542,627	1,846,862
5G Licenses	70,500	987,007	1,057,507	68,932	965,032	1,033,964
Liabilities for acquisition of a company	43,018	238,941	281,959	42,251	234,048	276,299
Tax Refinancing and Amnesty Program	138,658	227,027	365,685	158,295	247,010	405,305
Financial institutions	1,993	474	2,467	2,200	1,474	3,674
Other creditors	29,436	85,583	115,019	32,557	95,063	127,620
Total	5,192,605	14,677,804	19,870,409	5,348,864	14,997,817	20,346,681

All liabilities were contracted in Brazilian Reais (R$), except for the loan agreement entered into on September 26, 2024, between the Company's subsidiary - CloudCo Brasil and Telefónica Cybersecurity & Cloud Tech (a Telefónica Group company), which was contracted in Euros.

40

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

20.a.1. Leases

The consolidated annual weighted average rates of the lease contracts were 12.69% and 12.92%, with average maturity terms of 4.82 years and 4.86 years on March 31, 2026 and December 31, 2025, respectively.

The balances of the lease payables are as follows:

	Consolidated
	03.31.2026	12.31.2025
Nominal value payable	20,035,425	20,692,942
Unrealized financial expenses	(5,003,147)	(5,260,088)
Present value payable	15,032,278	15,432,854

Current	4,814,965	4,883,176
Non-current	10,217,313	10,549,678

20.a.2. Debentures

The debentures are “Sustainability-linked”, (Debentures linked to Environmental, Social and Corporate Governance (“ESG”) performance), as defined by the International Capital Market Association for the Sustainability-Linked Bond Principles, June 2020 version.

The debentures are subject to early maturity events, as set out in clause 6.30 of “Early Maturity” of the Deed of Issuance (“Deed”), which may or may not be automatic upon: (i) non-compliance , by the Company, of any pecuniary or non-pecuniary obligation relating to the debentures and/or provided for in the Deed, not resolved within the deadlines provided for in the Deed; (ii) liquidation, dissolution or extinction of the Company in the manner provided for in the Deed; (iii) spin-off, merger, incorporation, incorporation of shares or any form of corporate reorganization involving the Company, as provided for in the Deed; (iv) early maturity of any debts and/or financial obligations of the Company within the scope of the financial market and capital market operations, local or international, under the terms set out in the Deed; (v) make the distribution and/or payment of dividends, interest on equity or make any other payments to its shareholders, if the Company is in default with any of its pecuniary obligations relating to the debentures; (vi) transfer, by the Company, by any means, assignment or promise of assignment to third parties, of the rights and obligations acquired or assumed in the documents relating to the debentures; (vii) reduction of the Company's share capital, as provided for in article 174, paragraph 3, of the Brazilian Corporation Law, except if for (a) absorption of losses or (b) distribution of resources to the Company's shareholders, up to the limit of 15% of the Company's share capital, individually or in aggregate, on the date of execution of the Deed of Issue; and (viii) disposal of, or creation of liens or encumbrances on, relevant operating assets of the Company, provided that they represent, individually or in aggregate, 15% or more of the Company's total assets, based on the Periodic Financial Statements immediately prior to the date of the event.

Failure to comply with any of the above covenants could result in default under the debenture indenture, which would have a material adverse effect on the Company's financial condition. These clauses are strictly monitored by the Company, aiming to ensure compliance with contractual obligations and guarantee the continuity of the debenture and maintenance of the Company's financial situation.

On March 31, 2026 and December 31, 2025, all applicable covenants had been complied with by the Company.

41

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

On April 15, 2024, FiBrasil issued a single series of simple debentures in the amount of R$865,000, not convertible into shares, unsecured, under the terms of the Issuance Deed and article 58 of the Brazilian Corporations Law, and without any additional real or personal guarantee. It placed 865,000 debentures with a nominal unit value of R$1,000.00 (one thousand reais). The total term of the debentures is 10 years, maturing in April 2034, inflation indexed by value subject to monetary correction by the Broad National Consumer Price Index (“IPCA”). The payments of the updated amounts will be made in 5 consecutive annual installments, starting in April 2030 and ending in April 2034.

The interest on the debentures will accrue at a rate of 7.36% per year, calculated on a basis of 252 business days, on the updated nominal value of the debentures, adjusted for inflation (IPCA). Interest payments will be made semi-annually, in April and October of each year, with the first payment made in October 2024 and the last payment on the maturity date of the debentures, in April 2034.

The deed of issuance covenants, stipulate that ratio of Net Debt/EBITDA must be less than or equal to 3.5x.

On March 31, 2026 and December 31, 2025, the applicable covenants had been met by FiBrasil.

20.b. Repayment schedule (non-current)

	Consolidated
Year	Leases	Debentures	5G Licenses	Liabilities for the acquisition of companies	Tax amnesty program	Financial institutions	Other creditors	Total
13 to 24 months	3,469,744	2,000,000	70,500	70,620	105,155	474	75,794	5,792,287
25 to 36 months	2,680,523	—	70,500	37,527	105,155	—	9,789	2,903,494
37 to 48 months	1,878,582	—	70,500	94,055	16,717	—	—	2,059,854
49 to 60 months	979,093	184,292	70,500	36,739	—	—	—	1,270,624
From 61 months	1,209,371	737,167	705,007	—	—	—	—	2,651,545
Total	10,217,313	2,921,459	987,007	238,941	227,027	474	85,583	14,677,804

42

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

20.c. Changes in balances

	Consolidated
	Leases	Debentures	5G Licenses	Financial institutions	Liabilities for the acquisition of companies	Refinancing and Amnesty Program	Other creditors	Total
Balance on December 31, 2024	15,246,606	3,695,214	1,004,970	4,886	233,349	444,362	117,143	20,746,530
Income, with effects on cash and cash equivalents	—	—	—	—	—	—	20,000	20,000
Income, excluding cash and cash equivalents	510,588	—	—	—	—	—	228,442	739,030
Exchange variation (Note 27)	—	—	—	—	—	—	(1,642)	(1,642)
Financial charges / Fair value (Note 27)	413,878	115,712	21,769	158	5,190	11,450	8,392	576,549
Settlement by offsetting judicial deposit	—	—	—	—	—	(38,745)	—	(38,745)
Business combination – Samauma	—	—	—	11,921	58,000	—	—	69,921
Write-offs (cancellation of contracts)	(57,351)	—	—	—	—	—	—	(57,351)
Write-offs (payments) – Principal	(842,943)	—	—	(751)	(3,792)	(20,112)	(2,094)	(869,692)
Write-offs (payments) – financial charges	(405,842)	(210,154)	—	(158)	(67)	(3,334)	(5,655)	(625,210)
Balance on March 31, 2025	14,864,936	3,600,772	1,026,739	16,056	292,680	393,621	364,586	20,559,390
Income, excluding cash and cash equivalents	3,189,549	—	—	—	—	129,766	(62,227)	3,257,088
Exchange variation	—	—	—	—	—	—	1,885	1,885
Financial charges / Fair value	1,289,967	316,230	76,157	490	11,110	29,039	25,510	1,748,503
Business combination – Samauma	—	—	—	738	(13,549)	—	—	(12,811)
Business combination – FiBrasil	82,533	904,164	—	—	—	—	—	986,697
Business combination – CyberCo Brasil	—	—	—	—	16,332	—	—	16,332
Business combination – Vale Saúde Sempre	(164,526)	—	—	—	—	—	—	(164,526)
Write-offs (cancellation of contracts)	(2,479,088)	(1,500,000)	(46,437)	(12,995)	(26,717)	(115,599)	(181,496)	(4,362,332)
Write-offs (payments) – financial charges	(1,350,517)	(254,201)	(22,495)	(615)	(3,557)	(31,522)	(20,638)	(1,683,545)
Balance on December 31, 2025	15,432,854	3,066,965	1,033,964	3,674	276,299	405,305	127,620	20,346,681
Income, excluding cash and cash equivalents	547,090	—	—	—	—	—	—	547,090
Exchange variation (Note 27)	—	—	—	—	—	—	(3,496)	(3,496)
Financial charges / Fair value (Note 27)	447,558	108,138	23,543	95	5,660	9,776	6,268	601,038
Write-offs (cancellation of contracts)	(22,388)	—	—	—	—	—	—	(22,388)
Write-offs (payments) – Principal	(924,023)	—	—	(1,207)	—	(36,254)	(9,795)	(971,279)
Write-offs (payments) – financial charges	(448,813)	(159,609)	—	(95)	—	(13,142)	(5,578)	(627,237)
Balance on March 31, 2026	15,032,278	3,015,494	1,057,507	2,467	281,959	365,685	115,019	19,870,409

43

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

21. DEFERRED REVENUE

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Contractual Liabilities (customer contracts)(1)	813,908	771,870	1,110,463	1,078,029
Disposal of PP&E(2)	54,716	56,121	55,257	56,130
Government grants	881	1,180	881	1,180
Software licenses (resale)(3)	—	—	244,505	159,506
Other	7,818	7,828	7,809	7,820
Total	877,323	836,999	1,418,915	1,302,665

Current	739,317	711,283	1,182,081	1,076,293
Non-current	138,006	125,716	236,834	226,372

(1)	Refers to the balance of contractual liabilities of customers, deferred until performance obligations are satisfied.
(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.
(3)	The consolidated amounts include the resale of software licenses from the indirect subsidiary TIS.

22. OTHER LIABILITIES

	Company		Consolidated
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Return of capital to shareholders payable, net of IRRF(Note 23)(1)	91,093	91,093	91,093	91,093
Reverse split and share split (Note 23)(2)	824,443	824,723	824,443	824,723
Surplus from post-employment benefit plans (Note 30)	792,672	777,083	802,408	786,546
Liabilities payable to ANATEL(3)	1,032,988	995,457	1,032,988	995,457
Third-party withholdings(4)	240,642	205,231	261,722	229,176
Liabilities with related parties (Note 28)	140,459	146,536	132,069	138,628
Amounts to be refunded to customers	92,994	103,230	99,170	108,166
Other liabilities	129,648	105,111	130,715	106,476
Total	3,344,939	3,248,464	3,374,608	3,280,265

Current	1,557,454	1,508,894	1,577,568	1,531,414
Non-current	1,787,485	1,739,570	1,797,040	1,748,851

(1)	Refers to the Company's capital reduction processes (note 23.a.).
(2)	Refers to the Company's share consolidation and stock split (note 23.a.).
(3)	Includes amounts related to the cost of renewing STFC and SMP licenses.
(4)	Refers to withholdings on payroll and taxes withheld at source on interest on equity and on the provision of services.

23. EQUITY

23.a. Capital

Pursuant to Law No. 6,404 of December 15, 1976 (“Corporation Law”), Article 166, item IV) – capital may only be increased by an Extraordinary Shareholders' Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

44

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The shareholders will have preemptive rights to subscribe to a capital increase, in proportion to their number of shares. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, by placement through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as enjoy tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

23.a.1) Return of Capital to Shareholders

The information regarding the Company's capital reductions, which occurred and became effective on April 4, 2024 (R$1,500,000) and February 17, 2025 (R$2,000,000), is the same as in explanatory note 24.a.1) Company Capital Reduction, disclosed in the financial statements for the fiscal year ended December 31, 2025.

Of the capital reductions mentioned above, as of the closing date of these individual and consolidated ITRs, the Company had already paid R$3,408,907 to the identified shareholders, with the remaining amount of R$91,093 remaining to be available to these shareholders for the limitation period.

With respect to the material fact disclosed on December 9, 2025, the Company had informed its shareholders and the market in general that, on March 12, 2026, the Company's Extraordinary General Meeting (“EGM”) approved the proposal to reduce the Company's share capital by R$4,000,000, without canceling any shares by returning capital, pursuant to Article 173 of the Brazilian Corporations Law, maintaining unchanged the number of shares issued and the percentage of shareholder participation in the Company's share capital (“Reduction”). Consequently, the Company's share capital is reduced from R$60,071,416 to R$56,071,416.

The Reduction is effected by a return of capital to shareholders, in Brazilian currency, at an amount corresponding to R$1.25171862845 per common share issued by the Company, considering a total of 3,195,606,352 common shares into which its share capital is divided, excluding the 30,940,270 shares held in treasury on December 31, 2025.

The value per common share was calculated based on the shareholding position on December 31, 2025, and, due to the Company's share buyback program, this value may change considering the Company's shareholding base to be verified on May 22, 2026, after which date, the shares issued by the Company will be considered ex-rights of the refund.

The Reduction will become effective after 60 days have elapsed from the publication of the minutes of the aforementioned Extraordinary General Meeting, pursuant to Article 174 of the Brazilian Corporations Law.

The proceeds from the Reduction will be paid in a single installment on July 14, 2026, as determined by the Company's Board of Directors, individually to each shareholder and in proportion to their respective shareholdings in the Company's share capital.

23.a.2) Split and reverse split of the Company's shares

The information regarding the Company's Share Grouping and Split, which occurred on April 15, 2025 and May 19, 2025, respectively, is the same as that in explanatory note 24.a.2) Share Grouping and Split, disclosed in the financial statements for the fiscal year ended December 31, 2025.

For the share grouping (reverse split) and Split, date of these individual and consolidated ITRs, the Company had already paid R$124,911 to the identified fractional shareholders, leaving R$824,443 available to unidentified holders or those with incomplete registration data. These amounts are not inflation indexed adjustment.

Composition of the Company's Capital

The subscribed and paid-in share capital was R$60,071,416 on March 31, 2026 and December 31, 2025, represented by shares, book-entry and with no par value, distributed as follows:

45

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	03.31.2026		12.31.2025
Shareholders	Number	%	Number	%
Controlling Group	2,488,480,640	77.13%	2,488,480,640	77.13%
Telefónica	1,268,797,680	39.33%	1,268,797,680	39.33%
Telefónica Latinoamérica Holding	1,219,682,960	37.80%	1,217,810,000	37.74%
Telefónica Chile	—	— %	1,872,960	0.06%
Other shareholders	707,125,712	21.91%	707,125,712	21.91%
Treasury Shares	30,940,270	0.96%	30,940,270	0.96%
Total shares	3,226,546,622	100.00%	3,226,546,622	100.00%
Treasury Shares	(30,940,270)		(30,940,270)
Total shares outstanding	3,195,606,352		3,195,606,352

Book value per outstanding share:
On 03/31/2026				R$ 21.75
On 12/31/2025				R$ 21.51

On February 24, 2026, Telefónica Latinoamérica Holding acquired the shareholding that Telefónica Chile held in the Company.

23.b. Company's share buyback program

On February 20, 2026, the Company's Board of Directors approved: (i) the termination, on February 20, 2026, of the previously existing share buyback program (which had been approved by the Board of Directors at a meeting held on February 25, 2025). During the term of said program, 49,613,856 common shares issued by the Company were acquired, of which 34,740,770 were cancelled on July 24, 2025, with the remainder being able to be held in treasury, cancelled or sold; and (ii) the creation of a new share buyback program for the years 2026 and 2027.

The Company's new share buyback program, approved on February 20, 2026, aims to acquire common shares issued by the Company for maintenance in treasury, subsequent cancellation or sale, without reducing the share capital, in order to increase shareholder value through the efficient application of available cash resources, optimizing the Company's capital allocation.

The shares in the buyback program are to be acquired with resources available in the statutory profit reserve plus net income of the current year, pursuant to article 8, § 1, items I and II of CVM Resolution No. 77/2022. The maximum amount to be used in the program is R$1 billion.

This program began on February 23, 2026 and will end on February 22, 2027.

In the period ended March 31, 2026, the Company did not repurchase any common shares.

23.c. Capital reserves

The information on capital reserves is the same as in Note 24) Equity, item c, disclosed in the financial statements for the year ended December 31, 2025.

The balances were R$(110,078) on March 31, 2026 and December 31, 2025.

23.d. Income reserves

The information on income reserves is the same as in Note 24) Equity, item d, disclosed in the financial statements for the year ended December 31, 2025, except to tax incentive reserves of R$-7,382.

The balances were R$8,742,734 and R$8,735,352 on March 31, 2026 and December 31, 2025, respectively.

46

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

23.e. Dividend and interest on equity

The amounts of interest on own capital per share are calculated and presented net of withholding income tax. Tax immune shareholders received interest, without deductions for withholding income tax.

23.e.1. Interim interest on equity for 2026

At meetings of the Company's Board of Directors, interest on equity was declared, pursuant to article 26 of the Company's Articles of Association, article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022. As provided for in article 26 of the Company's Articles of Association, the interest distributions comprise part of the mandatory dividend for the year ending December, 31, 2026, subject to ratification by the Shareholders' General Meeting to be held in 2027, as follows:

Dates
Approval	Credit	Payment limit	Gross Amount	Net Value	Amount per Share, Net
12.02.2026	23.02.2026	30.04.2027	325,000	268,125	0.08390426431
13.03.2026	25.03.2026	30.04.2027	200,000	165,000	0.05163339342
Total			525,000	433,125

The net values shown in the table above consider the standard rate of 17.5%, and may be subject to change due to international treaties, tax immunities and exemptions, countries with preferential tax regimes, and privileged tax regimes.

23.e.2. Interest on Equity for 2025

Details are disclosed in Note 24) Equity, item e.1), disclosed in the financial statements for the year ended December 31, 2025.

On February 23, 2026, the Company informed shareholders that its Statutory Board resolved to set the date of April 14, 2026, for the payment of the JSCP (Interest on Equity) that were declared in 2025, as follows:

Dates
Approval	Credit	Gross Amount	Net Value	Amount per Share, Net
01.04.2025	11.04.2025	240,000	204,000	0.06296133934
12.05.2025	22.05.2025	500,000	425,000	0.13116945695
12.06.2025	23.06.2025	200,000	170,000	0.05264314492
14.07.2025	25.07.2025	330,000	280,500	0.08715426995
14.08.2025	25.08.2025	250,000	212,500	0.06624319750
11.09.2025	22.09.2025	400,000	340,000	0.10608541339
14.10.2025	27.10.2025	380,000	323,000	0.10078114272
13.11.2025	24.11.2025	340,000	289,000	0.09035622247
16.12.2025	29.12.2025	350,000	297,500	0.09309657299
Total		2,990,000	2,541,500

The net values shown in the table above consider the standard rate of 15.0%, and may be subject to change due to international treaties, tax immunities and exemptions, countries with preferential tax regimes, and privileged tax regimes.

47

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The information regarding the per-share values related to the declared JSCP (Interest on Equity) as of April 1, 2025 (table above), corresponds to the total net value per share considering the pro-forma effects of the Share Consolidation and Split of the Company's shares carried out on April 15, 2025. The Company emphasizes that the information presented reflects the effects of the Share Consolidation and Split and is merely illustrative and informative, aiming to provide greater clarity and accessibility to the information made available to shareholders considering the Company's current shareholding structure, as well as to facilitate comparability with information from previous years. Therefore, this information does not alter or impact previously disclosed communications regarding results or dividends. The net value per share of the declared JSCP as of April 1, 2025 was R$0.12592267868, without considering the pro-forma effects of the Share Consolidation and Split.

At the Annual General Meeting held on April 16, 2026, the administrators' accounts were approved, and the Financial Statements, accompanied by the Management Report, the Independent Auditors' Report, the Audit and Control Committee's Opinion, the Fiscal Council's Opinion, and the proposal for the allocation of results, relating to the fiscal year ended December 31, 2025, were examined, discussed, and voted on.

23.f. Equity valuation adjustment

The changes in equity valuation adjustments, net of gains or losses and of taxes, when applicable, were as follows:

Currency translation adjustments for foreign investees: Refers to cumulative translation adjustments from the translation of financial statements of Aliança (joint venture).

Financial assets at fair value through other comprehensive income: Refers to changes in the fair value of equity instruments (shares).

Derivative financial instruments: Refer to the effective part of cash flow hedges up to the balance sheet date.

	Company / Consolidated
	Currency translation adjustments foreign	Financial assets at fair value	Derivative transactions	Total
Balance on December 31, 2024	81,142	(9,287)	—	71,855
Translation losses	(5,073)	—	—	(5,073)
Losses from derivatives	—	—	(213)	(213)
Losses on financial assets at fair value	—	(4)	—	(4)
Balance on March 31, 2025	76,069	(9,291)	(213)	66,565
Translation gains	5,886	—	—	5,886
Losses from derivatives	—	—	(47,382)	(47,382)
Losses on financial assets at fair value	—	(16)	—	(16)
Balance on December 31, 2025	81,955	(9,307)	(47,595)	25,053
Translation losses	(11,012)		—	(11,012)
Gains from derivatives	—	—	53,148	53,148
Balance on March 31, 2026	70,943	(9,307)	5,553	67,189

The schedule below delineates the consolidated movements of comprehensive income, along with the corresponding adjustments to the Balance Sheet and Income Statement line items:

48

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

		Currency translation effects – foreign investments	Financial assets at fair value	Derivative transactions	Total
Balances as of December 31, 2025		81,955	(9,307)	(47,595)	25,053
Losses on the conversion of investments in a jointly controlled company located abroad.	Investments - Balance sheet	(11,012)	—	—	(11,012)
Fair value effects	Derivatives transactions - Balance sheet	—	—	73,789	73,789
Covered instrument lows	Derivatives trading - Operating result	—	—	6,738	6,738
Deferred income and social contribution taxes	Deferred income and social contribution taxes - Balance Sheet	—	—	(27,379)	(27,379)
Balances as of March 31, 2026		70,943	(9,307)	5,553	67,189

23.g. Non-controlling shareholders

	FiBrasil	Vivo Ventures	CloudCo Brasil	Total
Equity on December 31, 2025	1,434,482	249,642	150,355	1,834,479
Company	1,233,653	244,649	75,194	1,553,496
Non-controlling shareholders	200,829	4,993	75,161	280,983

Capital contributions in equity in the period	—	4,194	—	4,194
Company	—	4,110	—	4,110
Non-controlling shareholders	—	84	—	84

Statements of income movements in the period	(9,040)	(982)	(4,507)	(14,529)
Company	(6,780)	(963)	(2,254)	(9,997)
Non-controlling shareholders	(2,260)	(19)	(2,253)	(4,532)

Equity on March 31, 2026	1,425,442	252,854	145,848	1,824,144
Company	1,226,873	247,796	72,940	1,547,609
Non-controlling shareholders	198,569	5,058	72,908	276,535

23.h. Reconciliation of individual parent company and consolidated net income

	Three-month period ended
	03.31.2026	03.31.2025
Company's net income (Company)	1,261,083	1,058,212
Participation of non-controlling shareholders	(4,532)	(1,942)
IoTCo Brasil	—	1,066
FiBrasil	(2,260)	—
Vivo Ventures	(19)	117
CloudCo Brasil	(2,253)	(3,125)
Company's net income (Consolidated)	1,256,551	1,056,270

49

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

23.i. Earnings per share

Basic and diluted earnings per share were calculated by dividing net income attributed to the Company's shareholders by the weighted average number of outstanding common shares. The Company has no instruments which might potentially affect the dilution of earnings per share.

	Company
	Three-month period ended
	03.31.2026	03.31.2025
Net income for the period	1,261,083	1,058,212
Weighted average number of outstanding common shares for the period (in thousands)	3,195,606	3,244,868
Basic and diluted earnings per common share (R$)	0.39	0.33

In accordance with accounting standard IAS 33 / CPC 41 – Earnings per share, if the number of common shares increases as a result of a stock split or decreases as a result of a reverse stock split, the calculation of basic and diluted earnings per share for all periods presented must be adjusted retrospectively. In this context, the weighted average number of shares outstanding and the basic and diluted earnings per share outstanding for the comparative period (March 31, 2025), originally presented as 1,622,434 and R$0.65, respectively, are being restated for the application of the retrospective adjustments of the assumptions of the reverse stock split and reverse stock split processes described in note 23.a.2).

24. NET OPERATING REVENUE

	Company		Consolidated
	Three-month period ended
	03.31.2026	03.31.2025	03.31.2026	03.31.2025
Gross operating revenue	20,769,947	19,100,246	21,672,196	19,809,263
Services(1)	18,534,708	17,196,553	19,343,347	17,867,162
Sale of goods(2)	2,235,239	1,903,693	2,328,849	1,942,101

Deductions from gross operating revenue	(6,068,008)	(5,340,320)	(6,215,181)	(5,418,990)
Tax	(2,896,641)	(2,740,624)	(3,040,541)	(2,821,503)
Services	(2,472,682)	(2,388,076)	(2,599,647)	(2,454,344)
Sale of goods	(423,959)	(352,548)	(440,894)	(367,159)

Discounts granted and return of goods	(3,171,367)	(2,599,696)	(3,174,640)	(2,597,487)
Services	(2,604,703)	(2,034,016)	(2,604,742)	(2,034,016)
Sale of goods	(566,664)	(565,680)	(569,898)	(563,471)

Net operating revenue	14,701,939	13,759,926	15,457,015	14,390,273
Services	13,457,323	12,774,461	14,138,958	13,378,802
Sale of goods	1,244,616	985,465	1,318,057	1,011,471

(1)	Includes telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)	Includes sale of goods (handsets, SIM cards and accessories) and equipment of "Vivo Tech".

No customer contributed more than 10% of operating revenue for the quarters ended March 31, 2026 and 2025.

50

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

25. OPERATING COSTS AND EXPENSES

	Company
	Three-month period ended
	03.31.2026				03.31.2025
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,336,885)	(1,788,077)	(302,728)	(4,427,690)	(2,365,344)	(1,615,577)	(266,753)	(4,247,674)
Depreciation and amortization	(3,151,313)	(432,417)	(217,128)	(3,800,858)	(3,066,475)	(424,558)	(215,023)	(3,706,056)
Personnel	(275,120)	(848,564)	(384,126)	(1,507,810)	(270,967)	(859,319)	(292,429)	(1,422,715)
Cost of goods sold	(1,252,265)	—	—	(1,252,265)	(1,039,635)	—	—	(1,039,635)
Taxes, charges and contributions	(503,569)	(10,318)	(12,044)	(525,931)	(513,034)	(8,867)	(15,366)	(537,267)
Allowance for expected losses on accounts receivable (Note 5)	—	(399,805)	—	(399,805)	—	(342,360)	—	(342,360)
Rental, insurance, condominium and connection means	(411,170)	(18,509)	(12,310)	(441,989)	(293,144)	(19,712)	(11,793)	(324,649)
Materials and other operating costs and expenses	(22,122)	(47,783)	(11,501)	(81,406)	(20,587)	(43,482)	(16,305)	(80,374)
Total	(7,952,444)	(3,545,473)	(939,837)	(12,437,754)	(7,569,186)	(3,313,875)	(817,669)	(11,700,730)

	Consolidated
	Three-month period ended
	03.31.2026				03.31.2025
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,798,007)	(1,771,515)	(315,728)	(4,885,250)	(2,726,035)	(1,615,119)	(284,878)	(4,626,032)
Depreciation and amortization(1)	(3,224,249)	(434,683)	(224,883)	(3,883,815)	(3,070,452)	(428,003)	(216,521)	(3,714,976)
Personnel	(358,139)	(881,671)	(427,710)	(1,667,520)	(343,678)	(880,352)	(323,644)	(1,547,674)
Cost of goods sold	(1,278,913)	—	—	(1,278,913)	(1,065,547)	—	—	(1,065,547)
Taxes, charges and contributions	(530,557)	(11,151)	(11,973)	(553,681)	(515,512)	(8,868)	(16,294)	(540,674)
Allowance for expected losses on accounts receivable (Note 5)	—	(434,614)	—	(434,614)	—	(384,057)	—	(384,057)
Rental, insurance, condominium and connection means(2)	(302,164)	(17,222)	(14,560)	(333,946)	(293,167)	(19,106)	(12,877)	(325,150)
Materials and other operating costs and expenses	(22,483)	(40,319)	(11,915)	(74,717)	(21,491)	(43,165)	(17,156)	(81,812)
Total	(8,514,512)	(3,591,175)	(1,006,769)	(13,112,456)	(8,035,882)	(3,378,670)	(871,370)	(12,285,922)

(1)	Includes consolidated lease depreciation of R$962,139 and R$913,454 for the quarters ended March 31, 2026 and 2025, respectively (Note 13.c).
(2)	Includes costs and expenses for renting infrastructure, real estate, equipment, vehicles, insurance and means of connection. In addition to small-value leases of R$1,112 and R$1,208, for the quarters ended March 31, 2026 and 2025.

51

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

26. OTHER INCOME (EXPENSES), NET

	Company		Consolidated
	Three-month period ended
	03.31.2026	03.31.2025	03.31.2026	03.31.2025
Recovered expenses and fines	151,072	128,691	152,033	129,155
Provisions for legal claims (Note 19)	(168,688)	(182,304)	(168,903)	(182,220)
Other operating income (expenses)(1)	(590)	(64,281)	(2,178)	(62,614)
Total	(18,206)	(117,894)	(19,048)	(115,679)

Other operating income	151,072	128,691	152,033	129,155
Other operating expenses	(169,278)	(246,585)	(171,081)	(244,834)
Total	(18,206)	(117,894)	(19,048)	(115,679)

(1)	The 2026 figures include a net gain of R$86.322 from the sale of copper, resulting from the ongoing process of replacing the Company's copper cable network with a fiber optic network, made possible by the migration from the STFC concession regime to the private STFC authorization regime, completed on April 11, 2025.

27. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	Three-month period ended
	03.31.2026	03.31.2025	03.31.2026	03.31.2025
Financial Income
Gain on derivative transactions (Note 31)	60,417	55,902	81,053	58,576
Interest income	231,874	201,675	251,377	214,895
Foreign exchange and monetary variation gains	56,095	77,481	71,699	80,668
Foreign exchange gains on loans and financing (Note 20)	—	—	3,496	1,642
Interest (customers, taxes and other)	34,061	80,722	32,817	79,961
Other financial income	40,602	87,658	38,033	88,407
Total	423,049	503,438	478,475	524,149

Financial Expenses
Charges for financing, debentures and leases (Note 20)(1)	(553,824)	(566,454)	(601,038)	(576,549)
Provisions for legal claims (Note 19)	(153,505)	(166,866)	(155,305)	(169,506)
Loss on derivative transactions (Note 31)	(101,334)	(89,004)	(142,115)	(100,482)
Interest (financial institutions, trade accounts payable, taxes and other)	(231,486)	(169,690)	(231,161)	(170,198)
Foreign exchange and monetary variation losses (suppliers, taxes and others)	(15,322)	(30,005)	(20,012)	(29,792)
Other financial expenses	(45,235)	(44,922)	(49,319)	(46,820)
Total	(1,100,706)	(1,066,941)	(1,198,950)	(1,093,347)

Financial income (expenses), net	(677,657)	(563,503)	(720,475)	(569,198)

(1)	Includes consolidated R$447,558 e R$413,878 for the three-month period ended March 31, 2026 and 2025, respectively, referring to lease charges (Note 20.c).

52

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

28. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

28.a. Balances and transactions with related parties

The main balances of assets and liabilities with related parties arise from transactions with member companies of the controlling group, which were carried out at prices and other commercial conditions as agreed in a contract between the parties and refer to:

a)	Fixed and mobile telephony services provided to Telefónica Group companies.
b)	Factoring operations, a financing line for services provided by Telefónica Group suppliers.
c)	Contracts for the assignment of rights to use duct networks, duct leasing services for fiber optics, and contracts for the occupation of right-of-way with various highway concessionaires.
d)	Shared services, passed on at the cost actually incurred.
e)	Right to use certain software licenses and contracted maintenance and support services.
f)	International transmission infrastructure for various data circuits and contracted connection services.
g)	Acquire Sourcing Platform, an online solution for negotiating the purchase and sale of various types of goods and services.
h)	Cost Sharing Agreement, reimbursement of expenses related to the digital business.
i)	Financial Clearing House Roaming, inflow of funds for payments and receipts derived from roaming operations.
j)	Data communication services and integrated solutions.
k)	Long-distance calling and international roaming services
l)	Sale of assets.
m)	Brand Fee for the assignment of trademark rights.
n)	Rental of buildings, data circuits or infrastructure.

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for their employees with Visão Prev and Sistel (Note 30.).

Telefônica Corretora de Seguros (“TCS“) is an insurance broker for the Company and its subsidiaries for insurance of cell phones, operational risks, general liability, guarantee insurance, among others. There are no outstanding balances between TCS and the Company and its subsidiaries.

53

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The following table summarizes the consolidated balances with related parties:

		Balance Sheet – Assets
		03.31.2026			12.31.2025
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
Telefónica Móviles Chile, S.A.	k)	—	—	—	—	1,647	—
Telefónica Latinoamérica Holding, S.L.	d)	—	—	2,669	—	—	2,199
Telefónica, S.A.	d)	—	4,369	108	—	4,369	111
		—	4,369	2,777	—	6,016	2,310
Other Group companies
Telefónica Global Solutions Participações, Ltda	a) / d) / e) / f) / j) / n)	—	1,135	156	—	1,430	354
Telefónica Venezolana, C.A.	d) / k)	—	—	4,941	—	10,537	5,197
Telefónica Global Solutions, S.L.U.	f) / k)	—	20,288	—	—	23,441	—
Telefónica Innovación Digital, S.L.	d)	—	—	11,147	—	—	9,608
Telefónica Serviços Empresariais do Brasil Ltda	d)	—	—	834	—	—	669
Telfisa Global B.V.	i)	9,082	—	—	16,694	—	—
Telxius Cable Brasil Ltda	a) / d) / e) / f)	—	6,043	328	—	2,539	321
Wayra Brasil Desenvolvedora e Apoiadora de Projetos Ltda	d)	—	—	916	—	—	1,037
Celular De Telefonia SA de CV	d)	—	—	2,510	—	—	2,582
Telefónica IoT & Big Data Tech, S.A.	d)	—	—	2,014	—	—	1,598
Telefónica Hispanoamérica, S.A.	d)	—	—	2,041	—	—	2,077
Other		—	2,749	2,734	—	5,155	718
		9,082	31,689	27,621	16,694	44,276	24,161
Total		9,082	36,058	30,398	16,694	50,292	26,471

Current assets
Cash and cash equivalents (Note 3)		9,082	—	—	16,694	—	—
Trade accounts receivable (Note 5)		—	36,058	—	—	50,292	—
Other assets (Note 11)		—	—	30,241	—	—	26,317
Non-current assets
Other assets (Note 11)		—	—	157	—	—	154

54

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

		Balance Sheet – Liabilities
		03.31.2026		12.31.2025
Companies	Type of transaction	Trade accounts payable	Other liabilities and leases	Trade accounts payable	Other liabilities and leases
Parent Companies
Telefónica Móviles Chile, S.A.	k)	—	—	900	—
Telefónica Latinoamérica Holding, S.L.	d)	394	—	—	1,205
Telefónica, S.A.	d) / e) / m)	9,493	119,291	11,490	124,541
		9,887	119,291	12,390	125,746
Other Group companies
Telefónica Global Solutions Participações, Ltda	d) / e) / f) / k)	54,221	318	60,099	318
Telefónica Compras Electrónicas, S.L.	g)	39,312	—	31,253	—
Telefónica Innovación Digital, S.L.	h)	62,177	—	38,503	—
Telefónica Venezolana, C.A.	d) / k)	102	1,653	11,037	1,742
Telefónica Global Solutions, S.L.U.	e) / f) / j) / k)	32,932	—	54,769	—
Telxius Cable Brasil Ltda	d) / f) / l)	21,203	10,354	44,993	10,354
Companhia AIX Participações Ltda	c)	—	55,923	2,867	60,481
Telefónica IoT & Big Data Tech, S.A.	h)	44,655	—	33,477	—
Telefónica Global Technology S.A.	e)	19,366	—	1,750	—
Other		27,804	454	28,613	468
		301,772	68,702	307,361	73,363
Total		311,659	187,993	319,751	199,109

Current liabilities
Trade accounts payable and other payables (Note 16)		311,659	—	319,751	—
Leases (Note 20)		—	29,001	—	25,608
Other liabilities (Note 22)		—	131,482	—	138,026
Non-current liabilities
Leases (Note 20)		—	26,923	—	34,873
Other liabilities (Note 22)		—	587	—	602

55

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

		Statement of income
		Three-month period ended
		03.31.2026			03.31.2025
Companies	Type of transaction	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result
Parent Companies
Telefónica Móviles Chile, S.A.	k)	—	—	—	1,174	(884)	—
Telefónica Latinoamérica Holding, S.L.	d)	—	131	(15)	—	130	190
Telefónica, S.A.	d) / e) / m)	—	(140,370)	7,577	—	(134,940)	14,923
		—	(140,239)	7,562	1,174	(135,694)	15,113
Other Group companies
Telefónica Global Solutions Participações, Ltda	a) / d) / e) / f) / k) / j) / n)	1,658	(18,569)	—	1,618	(11,827)	—
Telefónica Compras Electrónicas, S.L.	g)	—	(10,159)	—	—	(11,591)	—
Telefónica Innovación Digital, S.L.	d) / e) / h)	—	(59,217)	3,795	—	(58,250)	2,141
Telefônica factoring do Brasil Ltda	b) / d)	3	976	—	3	(2,029)	(2,331)
Telefónica Global Technology	e)	—	(15,497)	39	—	(17,390)	103
Telefónica Global Solutions, S.L.U.	e) / f) / j) / k)	6,937	(19,239)	(289)	8,000	(14,649)	(206)
Telxius Cable Brasil Ltda	a) / d) / e) / f) / l)	3,390	(31,868)	2,350	2,189	(69,758)	(661)
Telefônica Cibersegurança e Tecnologia do Brasil Ltda	a) / d) / e) / n)	—	—	—	347	(63,410)	—
Companhia AIX Participações Ltda	a) / c)	15	—	(1,751)	64	—	(2,508)
Telefónica IoT & Big Data Tech, S.A.	d) / h)	—	(34,138)	2,017	—	(32,303)	3,819
FiBrasil Infraestrutura e Fibra Ótica S.A.	a) / c) / d) / e) / f) / j) / n)	—	—	—	3,401	(102,411)	2,325
Telefónica Móviles Argentina, S.A.	k)	—	—	—	4,226	(2,603)	482
Telefónica Venezolana, C.A.	d) / k)	1	(25)	2,475	1	(30)	(268)
Other		823	(14,077)	(2)	1,793	(16,966)	705
		12,827	(201,813)	8,634	21,642	(403,217)	3,601
Total		12,827	(342,052)	16,196	22,816	(538,911)	18,714

28.b. Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the three-month period ended March 31, 2026 and 2025 totaled R$22,520 and R$25,166, respectively. This includes R$11,439 (R$14,034 on March 31, 2025) for salaries, benefits and social charges and R$11,081 (R$11,132 on March 31, 2025) for variable compensation.

These amounts were recorded as personnel expenses in General and administrative expenses.

In the three-month period ended March 31, 2026 and 2025, the Directors and Officers received no pension, retirement or similar benefits.

29. SHARE-BASED PAYMENT PLANS

Plan liabilities are recognized at the fair value of the cash-settled transaction. Fair value is measured initially and at each balance sheet date up to and including the settlement date, any change in fair value is recognized as employee benefit expense (Note 25.) in the statement of income. Fair value is recognized as an expense over the period to the acquisition date, with a corresponding liability.

56

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The Company's parent company, Telefónica offers, different compensation plans based on the quoted value of its shares (Talent for the Future Share Plan (“TFSP“) and Performance Share Plan (“PSP“), to directors and employees of its subsidiaries, including the Company and its subsidiaries.

The Company approved incentive plans (Performance Share Plan (“PSP VIVO”) via performance units, with cash settlement (“Plan”). Participants in the Plan will be entitled to the grant of a certain number of units representing one share issued by the Company (VIVT3) (“Unit” and “Share”). Each Unit represents the expectation of the right to receive the full value of one Share, which will serve as a basis, taking into account the number of Units received, to determine the value of the incentive to be paid by the Company in cash to participants.

The details of these plans are the same as those disclosed in Note 30) Share-Based Compensation Plans, disclosed in the financial statements for the year ended December 31, 2025.

The three-year programs on March 31, 2026 were:

Plans	Public (Officers and Employees)	Company shares potentially receivable
Talent for the Future Share Plan (“TFSP”) - global level	Senior Managers, Managers and Specialists
Cycle 2023-2025 (January 1, 2023 to December 31, 2025)	139 active executives	280,050
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	136 active executives	250,500
Cycle 2025-2027 (January 1, 2025 to December 31, 2027)	130 active executives	233,500
Performance Share Plan (“PSP”) – global level	Vice Presidents and Directors
Cycle 2023-2025 (January 1, 2023 to December 31, 2025)	89 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	868,810
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	106 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	978,531
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	118 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	1,005,932
Performance Share Plan (“PSP VIVO”) - local level	Vice Presidents and Directors
Cycle 2023-2025 (January 1, 2023 to December 31, 2025)	88 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	808,778
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	105 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	778,830
Cycle 2025-2027 (January 1, 2025 to December 31, 2027)	117 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	1,041,419

On March 31, 2026 and December 31, 2025, the consolidated liability balances of the share compensation plans totalled R$150,559 and R$154,736, respectively, including taxes.

57

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

30. PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefits by type are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare – Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog, TIS, CloudCo Brasil, Cyber anda FiBrasil
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog, TIS, CloudCo Brasil, Cyber anda FiBrasil

The details of these plans are the same as in Note 31) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the year ended December 31, 2025.

58

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The changes in consolidated movement and balances of the surplus and deficit plans were:

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balance on December 31, 2024	157,046	(728,559)	(571,513)
Current service cost	(238)	(2,302)	(2,540)
Net interest on net defined benefit liabilities/assets	(4,248)	(20,206)	(24,454)
Contributions and benefits paid by the employers	254	7,961	8,215
Distribution of surplus – PBS-A Plan (gross amount)	(18,508)	—	(18,508)
Balance on March 31, 2025	134,306	(743,106)	(608,800)
Current service cost	(724)	79,842	79,118
Net interest on net defined benefit liabilities/assets	22,256	(57,155)	(34,899)
Contributions and benefits paid by the employers	439	14,109	14,548
Surplus Distribution – PBS-A Plan (gross amount)	107,077	—	107,077
Amounts recognized in OCI	(11,665)	(79,074)	(90,739)
Business combination - acquisition of FiBrasil	—	(1,162)	(1,162)
Balance on December 31, 2025	182,907	(786,546)	(603,639)
Current service cost	(203)	(1,762)	(1,965)
Net interest on net defined benefit liabilities/assets	5,111	(21,127)	(16,016)
Contributions and benefits paid by the employers	216	7,027	7,243
Distribution of reserves	(28,313)	—	(28,313)
Balance on March 31, 2026	159,718	(802,408)	(642,690)

Balance on December 31, 2025
Current assets	85,323	—	85,323
Non-current assets	97,584	—	97,584
Current liabilities	—	(27,325)	(27,325)
Non-current liabilities	—	(759,221)	(759,221)

Balance on March 31, 2026
Current assets	74,447	—	74,447
Non-current assets	85,271	—	85,271
Current liabilities	—	(27,325)	(27,325)
Non-current liabilities	—	(775,083)	(775,083)

31. FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

31.a. Derivative transactions

The Company enters into derivative financial instrument contracts to mitigate the effects of inflation risks in lease contracts indexed to the IPCA (Brazilian Consumer Price Index), as well as against exchange rate risks related to liabilities in foreign currency. Derivative instruments are not used for speculative purposes, and existing exchange rate risks are duly covered (hedged).

59

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

In addition, the Company implemented has a hedging program to mitigate cash flow volatility resulting from fluctuations in the price of copper. These operations were carried out through NDF (Non-Deliverable Forward) contracts with monthly maturities until 2027, aiming to protect part of the projected sales volume. Considering the characteristics of these operations and pursuant to the applicable accounting standard, the Company adopted the hedge accounting methodology, as at cash flow hedge, for these operations. In situations where the anticipated transaction is no longer expected, the accumulated gain or loss and previously deferred hedging costs recognized in equity are immediately reclassified to profit or loss.

The Company maintains derivatives designated as cash flow hedges to protect future copper revenue projected for the next 24 months. The contracts, referenced to the price of copper in reais (LME*PTAX), have an average contracted value of R$66,923 per ton, with 16,000 tons contracted considering a hedge ratio of 0:5 of the expected sales.

The hedge effects are recognized in other comprehensive income (hedge reserve) in equity and will be transferred to profit or loss as the hedged revenue impacts financial performance. If extraction does not occur on the scheduled dates, the contracts may be rolled over up to three times. After this limit, the amounts are reclassified to financial results.

The main source of ineffectiveness is the risk of not extracting copper on the scheduled dates. The qualitative effectiveness test as of March 31, 2026, confirmed that the hedge remained effective, given the 100% correlation between the hedged item and the derivative, since both have the same discount rate.

As of March 31, 2026, the Company did not recognize material expenses arising from losses on derivative transactions in its financial results.

The Company maintains internal controls regarding its derivative financial instruments which, in the opinion of Management, are adequate to control the risks associated with each market strategy. The results obtained by the Company in relation to its derivative financial instruments demonstrate that the management of risks by Management has been carried out appropriately. Since these derivative financial instrument contracts qualify as hedge accounting, the hedged risk can also be adjusted to fair value, offsetting the result of the derivative financial instruments, according to hedge accounting rules. This hedge accounting applies to both financial liabilities and probable cash flows in foreign currency.

Derivative financial instrument contracts have specific penalty clauses for breach of contract usually from by non-compliance with a contractual clause, resulting in the early settlement of the contract.

On March 31, 2026 and December 31, 2025, the Company held no embedded derivatives contracts or designated as a fair value hedge in their active portfolio.

31.a.1. Fair value of derivative financial instruments

The valuation method for the fair value of financial liabilities (if applicable) and derivative financial instruments is the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of the positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves.

The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

60

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, which do not usually require margin deposits.

			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Swap contracts
Assets position	2,227,245	1,945,120	126,932	118,083
Foreign Currency	976,541	626,540	214	1,406
US$(1)	770,283	509,245	100	1,406
EUR(1)	106,188	117,295	—	—
NDF US$(3)	100,070	—	114	—

Floating rate	267,264	221,461	2,427	—
CDI(1)	222,273	176,470	2,427	—
Euribor(4)	44,991	44,991	—	—

Pre-rate	933,499	1,048,500	13,284	—
NDF Copper(5)	933,499	1,048,500	13,284	—

Inflation rates	49,941	48,619	111,007	116,677
IPCA(2)	49,941	48,619	111,007	116,677

Liabilities position	(2,227,245)	(1,945,120)	(136,465)	(198,658)
Floating rate	(971,404)	(720,150)	(130,535)	(122,069)
CDI(1)(2)	(971,404)	(720,150)	(130,535)	(122,069)

Commodities	(933,499)	(1,048,500)	(4,348)	(72,868)
NDF Copper(5)	(933,499)	(1,048,500)	(4,348)	(72,868)

Foreign Currency	(222,272)	(176,470)	(192)	(3,721)
US$(1)	(202,104)	(154,230)	(192)	(3,434)
EUR(1)	(20,168)	(22,240)	—	(287)

	Long position		133,364	16,328
	Current		93,137	7,706
	Non-current		40,227	8,622

	Short position		(142,897)	(96,903)
	Current		(72,190)	(53,044)
	Non-current		(70,707)	(43,859)
	Amounts payable, net		(9,533)	(80,575)

(1)	Foreign currency swap (euro and CDI x euro) (R$86,019) and (dollar and CDI x dollar) (R$568,180) – swap transactions contracted with maturities up to May 22, 2026, with the objective of protecting against exchange rate variation risks of net amounts payable (book value of R$2,656 payable and R$519 payable, respectively).
(2)	IPCA x CDI swap (R$49,941) – swap transactions contracted with maturities in 2033 with the objective of protecting against IPCA variation risk (book value of R$4,123 payable). Contracted forward transactions (NDF dollar x BRL) (R$100,070), transactions contracted with maturities up to December 11, 2026, with the objective of protecting against exchange rate variation risks of service contracts (book value of R$1,276 to be paid).
(3)	Euribor x CDI swap (R$44,991) – swap transactions contracted with maturities in 2027 with the objective of protecting against the risk of Euribor variation (book value of R$9,895 to be paid).
(4)	Copper x Pre-fixed NDF (R$933,499 - LME in Reais * Tons contracted) – Copper NDF transactions contracted to protect future sales revenues against the variation in the price of copper on the LME in relation to the Real. (book value R$8,936 to be received) The transaction is designated for cash flow hedging.

Swap maturities and options after March 31, 2026, are as follows:

61

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Company / Consolidated
	Maturing in
Swap contract	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) on 03.31.2026
IPCA x CDI	5,679	4,304	4,015	3,289	2,953	(24,363)	(4,123)
Euribor x CDI	—	(9,895)	—	—	—	—	(9,895)
Foreign currency x CDI	(5,410)	—	—	—	—	—	(5,410)
NDF Copper x Pre	19,719	(10,783)	—	—	—	—	8,936
Euribor x CDI	2,235	—	—	—	—	—	2,235
Total	20,947	(16,374)	4,015	3,289	2,953	(24,363)	(9,533)

For the preparation of these financial statements, the Company adopts the fair value measurement methodology for foreign currency x CDI and IPCA x CDI swaps, used to hedge financial debts. In this approach, only the derivative instruments are measured at fair value, while the related financial debts remain recorded at amortized cost.

For copper NDF transactions, the Company applies a cash flow hedging strategy. Changes in the fair value of these derivatives are recorded in Other Comprehensive Income and, as sales are made, are reclassified to Other Operating Revenues in the income statement.

In the quarters ended March 31, 2026 and 2025, derivative financial instruments generated negative and positive consolidated net results of R$61,062 and R$41,906, respectively (Note 27).

31.a.2. Sensitivity analysis of the Company's risk variables

Publicly-held companies are required to disclose sensitivity analyses for each type of market risk considered significant by Management, arising from financial instruments, to which the entity is exposed at the closing date, including derivative financial instruments.

Each financial instrument derivative transaction was assessed, and assumptions under a probable base scenario and a further two stressed scenarios that could adversely impact the Company.

For the probable base scenario, at the maturity dates for each of the transactions, the market rates sourced from B3 yield curves (currencies and interest rates) supplemented by data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. For scenarios II and III, consistent with the CVM requirement, risk variables were stressed by 25% and 50%, respectively.

62

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, other scenarios are not applicable. For these transactions, the Company reports the consolidated net exposure for each of the three scenarios on March 31, 2026:

		Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	128,950	161,187	193,425
Payables in EUR	Debt (appreciation risk EUR)	(135,639)	(169,549)	(203,459)
Receivables in EUR	Debt (depreciation risk EUR)	6,735	8,419	10,103
	Net Exposure	46	57	69

Hedge (assets position)	Derivatives (depreciation risk US$)	668,224	835,280	1,002,336
Payables in US$	Debt (appreciation risk US$)	(730,477)	(913,096)	(1,095,715)
Receivables in US$	Debt (depreciation risk US$)	62,851	78,564	94,276
	Net Exposure	598	748	897

Copper Hedge (liabilities position)	Derivatives (High Copper Risk)	(4,348)	(5,435)	(8,152)
Future Copper Revenue	Debts (Risk of a fall in copper prices)	4,348	5,435	8,152
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (risk of decrease in IPCA)	25,662	24,282	14,737
Debt in IPCA	Debt (risk of increase in IPCA)	(25,662)	(24,282)	(14,737)
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (depreciation risk Euribor)	9,895	12,369	14,843
Opex em US$	Opex (risk of increase in Euribor)	(9,895)	(12,369)	(14,843)
	Net Exposure	—	—	—

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	192	201	197
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(29,785)	(37,231)	(44,678)
	Net Exposure	(29,593)	(37,030)	(44,481)

Total net exposure in each scenario		(28,949)	(36,225)	(43,515)

Net effect on changes in current fair value		—	(7,276)	(14,566)

The fair values above are based on the portfolio position on March 31, 2026, but do not contemplate other changes to market variables which are constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

For the calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

63

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The assumptions used by the Company for the sensitivity analysis on March 31, 2026, were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.22	6.52	7.83
EUR	6.00	7.50	8.99
IPCA	5.17%	6.51%	7.86%
IGPM	1.05%	1.31%	1.58%
CDI	14.65%	18.31%	21.98%
Euribor	1.96%	2.46%	2.95%
Price of Copper (Ton) - US$	12,160	15,200	18,240

31.b. Fair value

Being the fair value price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability will take place (i) in the principal market for the asset or liability; and (ii) in the absence of a principal market, in the most advantageous market for that asset or liability. The Company and or its subsidiaries must have access to the principal or most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing an asset or liability, assuming that market participants act in their best economic interests.

Fair value measurement of a non-financial asset takes into consideration the capacity of a market participant to generate economic benefits through the best use of the asset or selling it to another market participant that would also make the best use of the asset.

The Company and its subsidiaries use appropriate valuation techniques to match their circumstances and for which there is sufficient data to measure the fair value, optimizing the use of observable inputs and minimizing the use of unobservable inputs.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole: (i) Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities; (ii) Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and (iii) Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

For assets and liabilities recognized in the financial statements on a recurring basis, the Company and its subsidiaries determine whether transfers have occurred between levels of the hierarchy, reassessing the categorization (based on information at the lowest and most significant level for measuring the fair value as a whole) to each year end.

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. Both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

In the period/year ended March 31, 2026 and December 31, 2025, there were no transfers of fair value assessments between the aforementioned levels.

For fair value disclosure purposes, the Company and its subsidiaries have classified assets and liabilities based on the nature, characteristics, and risks of each item, as well as the level within the fair value hierarchy.

64

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Below is the composition and classification of financial assets and liabilities of March 31, 2026 and December 31, 2025.

			Company
			Book value		Fair value
	Classification by category	Fair value hierarchy	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Financial Assets
Current
Cash and cash equivalents (Note 3.)	1		8,595,713	6,538,941	8,595,713	6,538,941
Trade accounts receivable (Note 5)	1		9,755,215	10,082,818	9,755,215	10,082,818
Derivative transactions (Note 31.a)	2	Level 2	92,848	7,605	92,848	7,605
Sale of real estate and other receivables (Note 11)	1		152,846	192,472	152,846	192,472
Loan agreement with subsidiary CloudCo Brasil (Note 11)	1		52	1,821	52	1,821
Related-party receivables (Note 11)	1		106,092	100,293	106,092	100,293

Non-current
Financial investments (Note 4)	1		67,379	40,934	67,379	40,934
Trade accounts receivable (Note 5)	1		349,040	241,571	349,040	241,571
Derivative transactions (Note 31.a)	3	Level 2	39,304	6,147	39,304	6,147
Sale of real estate and other receivables (Note 11)	1		274,009	280,619	274,009	280,619
Loan agreement with subsidiary CloudCo Brasil (Note 11)	1		45,009	45,009	45,009	45,009
Related-party receivables (Note 11)	1		55,814	58,952	55,814	58,952
Total financial assets			19,533,321	17,597,182	19,533,321	17,597,182

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		9,913,335	9,479,701	9,913,335	9,479,701
Loans and financing (Note 20.a)	1		209,159	227,226	209,159	227,226
Leases (Note 20.a)	2	Level 2	4,793,661	4,861,423	4,793,661	4,861,423
Debentures (Note 20.a)	1		66,206	150,438	66,206	150,438
Reverse split and split of shares (Note 23.a)	1		824,443	824,723	824,443	824,723
Derivative transactions (Note 31.a)	2	Level 2	65,437	4,938	65,437	4,938
Derivative transactions (Note 31.a)	3	Level 2	5,553	47,595	5,553	47,595
Liabilities with ANATEL (Note 22)	1		103,130	83,558	103,130	83,558
Reduction of capital of the Company (Note 22)	1		91,093	91,093	91,093	91,093
Amounts to be refunded to customers (Note 22)	1		92,994	103,230	92,994	103,230
Liabilities with related parties (Note 22)	1		139,641	145,706	139,641	145,706

Non-current
Loans and financing (Note 20.a)	1		1,214,034	1,212,043	1,214,034	1,212,043
Leases (Note 20.a)	2	Level 2	10,163,903	10,493,488	10,163,903	10,493,488
Debentures (Note 20.a)	1		2,000,000	2,000,000	2,000,000	2,000,000
Derivative transactions (Note 31.a)	2	Level 2	59,889	35,428	59,889	35,428
Liabilities with ANATEL (Note 22)	1		929,858	911,899	929,858	911,899
Liabilities with related parties (Note 22)	1		818	830	818	830
Total financial liabilities			30,673,154	30,673,319	30,673,154	30,673,319

65

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

			Consolidated
			Book value		Fair value
	Classification by category	Fair value hierarchy	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Financial Assets
Current
Cash and cash equivalents (Note 3)	1		9,063,090	7,032,339	9,063,090	7,032,339
Trade accounts receivable (Note 5)	1		10,302,438	10,619,617	10,302,438	10,619,617
Derivative transactions (Note 31.a)	2	Level 2	93,137	7,706	93,137	7,706
Sale of real estate and other receivables (Note 11)	1		152,846	192,472	152,846	192,472
Related-party receivables (Note 11)	1		30,241	26,317	30,241	26,317

Non-current
Financial investments (Note 4)	1		67,801	41,308	67,801	41,308
Trade accounts receivable (Note 5)	1		391,100	283,502	391,100	283,502
Derivative transactions (Note 31.a)	2	Level 2	40,227	8,622	40,227	8,622
Sale of real estate and other receivables (Note 11)	1		274,009	280,619	274,009	280,619
Related-party receivables (Note 11)	1		157	154	157	154
Total financial assets			20,503,794	18,591,758	20,503,794	18,591,758

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		10,232,441	9,861,294	10,232,441	9,861,294
Loans and financing (Note 20.a)	1		283,605	304,235	283,605	304,235
Leases (Note 20.a)	2	Level 2	4,814,965	4,883,176	4,814,965	4,883,176
Debentures (Note 20.a)	1		94,035	161,453	94,035	161,453
Reverse split and split of shares (Note 23.a)	1		824,443	824,723	824,443	824,723
Derivative transactions (Note 31.a)	2	Level 2	66,637	5,449	66,637	5,449
Liabilities with ANATEL (Note 22)	1		103,130	83,558	103,130	83,558
Reduction of capital of the Company (Note 22)	1		91,093	91,093	91,093	91,093
Amounts to be refunded to customers (Note 22)	1		99,170	108,166	99,170	108,166
Liabilities with related parties (Note 22)	1		131,482	138,026	131,482	138,026

Non-current
Loans and financing (Note 20.a)	1		1,539,032	1,542,627	1,539,032	1,542,627
Leases (Note 20.a)	2	Level 2	10,217,313	10,549,678	10,217,313	10,549,678
Debentures (Note 20.a)	1		2,921,459	2,905,512	2,921,459	2,905,512
Derivative transactions (Note 31.a)	2	Level 2	70,707	43,859	70,707	43,859
Liabilities with ANATEL (Note 22)	1		929,858	911,899	929,858	911,899
Liabilities with related parties (Note 22)	1		587	602	587	602
Total financial liabilities			32,425,510	32,462,945	32,425,510	32,462,945

Classification by category: (1) Amortized cost; (2) Measured at fair value through profit or loss and (3) Measured at fair value through OCI.

31.c. Capital management

The purpose of capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking such equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the period ended March 31, 2026, there were no changes in capital structure objectives, policies or processes.

The Company includes in the net debt structure the balances of loans, financing, debentures, leases and other creditors and derivative financial instruments, less cash and equivalents cash and accounts receivable from credit rights (FIDC Vivo Money).

66

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

31.d. Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

31.d.1. Currency Risk

The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may reduce receivables or increase payables depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate changes on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company seeks to provide cover for the net balance of these assets and obligations (US$127,912 thousand and €21,485 thousand paid by March 31, 2026, and US$64,147 thousand, €21,529 thousand and £5 thousand paid by December 31, 2025) to mitigate its foreign exchange risks.

31.d.2. Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses for the portion of debentures linked to the CDI rate and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries have invested cash equivalents of R$9,000,221 and R$6,945,770 on March 31, 2026, and December 31, 2025, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

31.d.3. Liquidity Risk

Liquidity risk arises from the possibility of the Company not having sufficient funds to meet its commitments due to the different timing and settlement terms of its rights and obligations.

The Company structures the maturities of financial instruments to manage their liquidity.

The Company's cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, are sufficient to meet scheduled commitments in to mitigate liquidity risk.

The maturity profile of consolidated financial liabilities includes future principal and interest amounts up to the maturity date. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For floating rate liabilities, interest was calculated based on the market forecast for each period.

In order to minimize liquidity risk and ensure compliance with obligations, the Company's cash investment policy prioritizes instruments indexed to the CDI (floating rate), with daily liquidity and counterparties whose credit rating and/or balance scorecard indicate low credit risk. In addition, the investment policy establishes diversification limits for counterparties, fortifying the Company's ability to honor its payment commitments.

31.d.4. Credit Risk

Credit risk arises from the possibility that the Company may incur losses resulting from difficulties in receiving invoiced amounts for the provision of services and sale of devices and equipment to its B2C and B2B customers and distributor network.

The credit risk from accounts receivable is diversified and risk minimized by diligent control over the customer base and constant risk analysis. The Company monitors the level of accounts receivable and limits the risk of unpaid bills on an ongoing basis, negating access to its services if the invoice is overdue. For prepaid mobile customers there is no credit risk.

67

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The credit risk from the sale of devices is managed by a conservative policy for granting credit, through management methods, including credit scoring techniques, analysis of financial statements and information and consultation of commercial databases, in addition to the request for guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their financial investments, letters of guarantee received as collateral for certain transactions and amounts receivable from derivative financial instruments. The Company and its subsidiaries monitor the credit limit granted to each counterparty and diversify this exposure among top-tier financial institutions, in accordance with the current counterparty credit policy.

31.d.5. Exchange rate and commodity risk

The Company is exposed to exchange rate fluctuations linked to commodity risk arising from future revenue from copper sales, since both the international price of the metal and the exchange rate of the foreign currency can impact the amount to be received. Adverse variations in these markets can reduce revenue in reais and increase the volatility of results.

To mitigate these risks, hedging operations with financial derivatives were contracted, designed to simultaneously protect against currency exposure and exposure to the price of copper. These operations aim to maintain greater predictability in the project's cash flow and minimize the impacts of market fluctuations.

The amount covered, corresponding to 16,000 tons, is adjusted according to the dynamics of projected sales and the evolution of market conditions, ensuring continuous alignment between the protected volume and the Company's effective exposure.

31.d.6. Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes maintaining insurance coverage for all high-risk assets and liabilities of significant value, as determined by Management, following the guidelines of Telefónica's corporate program.

On March 31, 2026, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective total R$900,000 for operational risks (including business interruption) and R$106,000 for general civil liability.

Management considers the insurance coverage to be sufficient to cover any potential claims.

68

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

32. SUPPLEMENTAL CASH FLOW INFORMATION

The consolidated cash flow financing activities for the quarters ended March 31, 2026, and 2025.

	Consolidated
		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2025	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of contracts	Interim and unclaimed dividends and interest on equity	Balance on March 31, 2026
Interim dividends and interest on equity	2,774,544	(384)	—	—	—	443,826	3,217,986
Loans and financing	1,846,862	(47,256)	(18,815)	41,846	—	—	1,822,637
Leases	15,432,854	(924,023)	(448,813)	447,558	524,702	—	15,032,278
Debentures	3,066,965	—	(159,609)	108,138	—	—	3,015,494
Reverse stock split and stock split	824,723	(280)	—	—	—	—	824,443
Reduction of the Company's capital	91,093	—	—	—	—	—	91,093
Derivative financial instruments	80,575	(51,575)	(6,738)	(12,729)	—	—	9,533
Total	24,117,616	(1,023,518)	(633,975)	584,813	524,702	443,826	24,013,464

	Consolidated
		Cash flows from financing activities	Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2024	Entries	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of contracts	Business combination	Interim and unclaimed dividends and interest on equity	Balance on March 31, 2025
Interim dividends and interest on equity	2,237,090	—	(137)	—	—	—	—	326,882	2,563,835
Loans and financing	1,804,710	20,000	(26,749)	(9,214)	45,317	189,697	69,921	—	2,093,682
Leases	15,246,606	—	(842,943)	(405,842)	413,878	453,237	—	—	14,864,936
Debentures	3,695,214	—	—	(210,154)	115,712	—	—	—	3,600,772
Derivative financial instruments	(6,095)	—	(37,230)	(8)	42,238	—	—	—	(1,095)
Total	22,977,525	20,000	(907,059)	(625,218)	617,145	642,934	69,921	326,882	23,122,130

33. CONTRACTUAL COMMITMENTS AND GUARANTEES

33.a. Contractual commitments

The Company has off-book contractual commitments arising from the purchase of goods and services, which mature on several dates, settled via monthly payments.

At March 31, 2026, the future nominal values over the entire contract periods were:

Periods	Consolidated
1 to 12 months	1,083,284
13 to 24 months	949,195
25 to 36 months	952,757
37 to 48 months	934,017
49 to 60 months	705,152
From 61 months	1,501,849
Total(1)	6,126,254

(1)	Includes R$1,589,411, referring to contracts for the provision of security services with Telefónica Cybersecurity Tech, S.L.U. (“CyberCo”) and its subsidiaries, companies of the Telefónica Group.

69

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

33.b. Guarantees

On March 31, 2026, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

Consolidated
Insurance of guarantee(1)	31,203,994
Letters of guarantee(2)	10,053,619
Judicial deposits and garnishments (Note 10)	2,995,933
Property and equipment (Note 13.d)	9,402
Financial applications - Legal proceedings and SUDENE	67,801
Total	44,330,749

(1)	These refer to insurance values contracted to guarantee the continuity of the discussion of judicial processes (note 19).
(2)	Includes the contracting of guarantees arising from the Self-Composition Agreement for the Adaptation of STFC Concession Contracts, concluded in 2025.

34. OTHER MATTERS

34.a. Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that govern environmental licenses and registrations, protection of fauna and flora, atmospheric emissions, waste management and remediation of contaminated areas, among others. If the Company or its business partners are unable to comply with current and future legal requirements, or identify and manage new or existing environmental liabilities, it will may incur significant costs, which include investigation and remediation costs, indemnities, compensation, adjustment of conduct, fines, suspension of activities and other penalties, investments to improve facilities or change operations, in addition to damage to the Company's reputation in the market.

The identification of new relevant environmental issues, changes in assessment criteria by regulatory agencies, more restrictive laws and regulations or other unforeseen events may result in significant environmental liabilities and their respective costs. The occurrence of any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition. Pursuant to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50,000 plus losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.

Climate change poses a number of potential systemic risks (environmental, financial and socioeconomic) to telecommunications operators from both a regulatory and physical perspective. Increased intensity and frequency of extreme events, such as precipitation, cyclones, floods, fires and heat waves, may damage, suspend or interrupt the Company’s transmission operations for an indefinite period. Should a succession of extreme weather events occur, the Company may not have sufficient resources to repair its infrastructure in a timely and cost-effective manner.

In a quantitative analysis, it is noted that the increase in temperature directly affects the operating conditions of the Company's network equipment, which can cause failures, accelerated wear and loss of assets and, therefore, increase the probability of service interruptions, generating reputational and financial risks. For this reason, cooling the equipment is essential to ensure the proper operation of the Company. In more serious cases, the risk of fires can also increase. As a result, global warming can increase demands for cooling and energy use, increasing our operating costs.

The telecommunications sector is not particularly dependent on fossil fuels, but it is dependent on electricity consumption for its networks, so variations in electricity prices are sensitive to the sector and can have a significant impact on the Company's operating expenses related to energy. The estimated economic impact of this risk classifies it as substantive, on the horizon of 2030.

70

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

To manage climate risks, the Company performs diagnostics on physical and transition risks, promotes energy efficiency programs and renewable energy and distributed energy generation plans, in addition to having a dedicated business continuity area, guided by the Global Business Continuity Regulation (“GBC”), which is responsible for ensuring that the company is prepared to face unforeseen events, minimize impacts and maintain the continuity of operations in adverse situations.

34.b. Compliance

The Company is subject to compliance with Brazilian legislation related to combating corruption, in particular Law No. 12,846/2013 and Decree No. 11,129/2022, as well as foreign legislation in the jurisdictions in which it operates as a securities issuer and securities, more specifically the US Foreign Corrupt Practice Act (FCPA) of 1977.

Violations of legislation aimed at combating corruption may result in financial penalties, damage to reputation and other legal consequences that may negatively affect the Company's activities, the results of its operations or its financial condition.

The Company has internal policies and procedures designed to prevent, detect and remedy non-compliance with these laws by the Company's directors, officers, partners, executives, representatives and service providers and develops and implements initiatives to ensure continuous improvement of its Compliance Program, through a robust organizational and governance structure that guarantees operations based on ethics, transparency and respect for applicable laws and regulations.

As a result of its commitment to maintaining a robust Compliance Program, the Company has obtained the DSC 10,000 certification annually since 2020, currently valid until December 12, 2026. In 2023, it was recognized as a Pro-Ethics company, an initiative of the Brazilian Comptroller General's Office (“CGU”) and the Ethos Institute to promote the voluntary adoption of integrity measures by companies and, thus, recognize those that demonstrate commitment to implementing actions aimed at preventing, detecting, and remedying acts of corruption and fraud. In 2024, it received the award for best Compliance department in the Telecom and Technology sector from the Leaders League Compliance Summit & Awards Brazil, and in 2025 it was highlighted as “Compliance Program of the Year”.

35. SUBSEQUENT EVENTS

35.a. Declaration of Distribution of Interest on Equity

At a meeting held on April 15, 2026, the Company's Board of Directors approved the declaration of interest on equity (“JSCP”), pursuant to Article 26 of the Company's Bylaws, Article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022, in the gross amount of R$365,000, equivalent to R$0.11421932485 per common share, at a withholding tax rate of 17.5%, resulting in a net amount of R$301,125, equivalent to R$0.09423094300 per common share, calculated based on the balance sheet as of March 31, 2026. The net value per share considers the standard tax rate of 17.5%, and may be subject to changes due to international treaties, immunities and exemptions. tax systems, countries with favorable tax regimes, and privileged tax regimes.

As provided for in Article 26 of the Company's Bylaws, interest on equity will be paid as an advance against the mandatory dividend for the year ending December 31, 2026, subject to ratification by the Ordinary General Meeting of Shareholders to be held in 2027.

These dividends will be paid by April 30, 2027, on a date to be determined by the Company's Board of Directors, and will be credited individually to each shareholder, respecting the shareholding position recorded in the Company's records at the end of the day on April 27, 2026. After this date, the shares will be considered "ex-interest".

71

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 21, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director